82-34992

07023118

WESTJET AIRLINES LTD.

Notice of Annual General and Special Meeting of Shareholders
and Management Proxy Circular

2007 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF COMMON VOTING SHARES AND VARIABLE VOTING SHARES

**WestJet Hangar, 21 Aerial Place N.E.
Calgary, Alberta, Canada**

Tuesday, May 1, 2007 at 2:00 p.m.

March 20, 2007

Notice of Annual General and Special Meeting of Shareholders

SHAREHOLDERS OF WESTJET AIRLINES LTD.

The Annual General and Special Meeting (the "Meeting") of holders of common voting shares ("Common Voting Shares") and variable voting shares ("Variable Voting Shares") (Common Voting Shares and Variable Voting Shares, collectively the "Voting Shares") of WestJet Airlines Ltd. ("WestJet" or the "Corporation") will be held at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, T2E 8X7 Calgary, Alberta on Tuesday, May 1, 2007 at 2:00 p.m. (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation for the year ended December 31, 2006, the auditors' report thereon and the report of the Board of Directors;

2. To fix the number of Directors to be elected at the Meeting at ten (10);

3. To elect Directors;

4. To appoint auditors and to authorize the Directors to set their remuneration;

5. To consider, and if thought appropriate, to approve by ordinary resolution the Amendment to the 2003 Stock Option Plan, as more particularly described in the Management Proxy Circular dated March 20, 2007 (the "Information Circular");

6. To consider, and if thought appropriate, to approve by ordinary resolution the 2007 Stock Option Plan, as more particularly described in the Information Circular; and

7. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

It is important to us at WestJet that you exercise your vote at the Meeting. If you are unable to attend the Meeting in person please date and sign the enclosed Instrument of Proxy and mail it to or deposit it with the Corporate Secretary of the Corporation, c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, fax 1-866-781-3111 (toll free within North America) or (416) 368-2502. In order to be valid and acted upon at the Meeting, Instruments of Proxy must be returned not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

Our Board of Directors has fixed the record date for the Meeting at the close of business on March 20, 2007 (the "Record Date"). Only shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Voting Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his or her Voting Shares after the Record Date and the transferee of those Voting Shares establishes that he or she owns the Voting Shares and demands, not later than 10 days before the Meeting, that their name be included in the list of Shareholders entitled to vote at the Meeting, in which case that transferee shall be entitled to vote their Voting Shares at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Calgary, Alberta, Canada
March 20, 2007

Shawn E. Christensen
Corporate Secretary

WESTJET

March 20, 2007

Dear Fellow Shareholders,

On behalf of the Directors, Management and Employees of WestJet, I invite you to attend our 2007 Annual General and Special Meeting of Shareholders to be held at the WestJet Hangar, 21 Aerial Place, N.E., Calgary, Alberta, Canada, at 2:00 p.m. on Tuesday, May 1, 2007.

The items of business to be considered at this meeting are set out in the Notice of Meeting and Management Proxy Circular. In addition, following the completion of the formal agenda, our business and future plans will be reviewed. Your participation at our Shareholders' Meeting is very important. If you are unable to attend the meeting in person, we encourage you to vote by telephone, via the internet or by completing and returning the enclosed Proxy.

I encourage you to read our Management Proxy Circular and I hope you will vote on the proposals either by returning the enclosed Proxy or by attending the Shareholders' Meeting on May 1, 2007 in Calgary.

We look forward to your support.

Yours truly,

Clive J. Beddoe
Chairman and Chief Executive Officer

WESTJET AIRLINES LTD.

Management Proxy Circular

for the Annual General and Special Meeting to be held on Tuesday, May 1, 2007

INFORMATION REGARDING THE MEETING

Please select the most convenient way to express your voting instructions (by fax, by mail or non-registered shareholders may be also able to vote by Internet) and follow the relevant instructions to ensure your Common Voting Shares and Variable Voting Shares (Common Voting Shares and Variable Voting Shares collectively the "Voting Shares" or "Shares") are represented at our Annual General and Special Meeting of Shareholders (the "Meeting").

Unless otherwise indicated, the information contained herein is given as at March 20, 2007. In this Circular, any mention of "dollars" or "$" refers to Canadian dollars, unless otherwise indicated.

The following questions and answers are intended to provide guidance on how to exercise your vote.

WHO IS SOLICITING MY PROXY?

The management of WestJet Airlines Ltd. ("WestJet," "we," "us," "our" and other similar expressions), is soliciting your proxy for use at the Meeting scheduled to be held at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, Canada, on Tuesday, May 1, 2007 at 2:00 p.m. (Calgary time).

HOW ARE PROXIES SOLICITED?

Our management requests that you sign and return the proxy form to ensure that your votes are exercised at the Meeting. Proxies will be solicited primarily by mail or by any other means our management may deem necessary. Members of our management will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares registered in the names of these persons, and WestJet may reimburse them for their reasonable transaction and clerical expenses.

WHAT WILL I BE VOTING ON?

You will be voting on five matters at the Meeting:

- to fix the number of Directors to be elected at the meeting
- to elect our Directors
- to appoint our auditors
- to approve amendments to WestJet's 2003 Stock Option Plan
- to approve WestJet's 2007 Stock Option Plan

HOW WILL THESE MATTERS BE DECIDED AT THE MEETING?

Matters to be addressed at the Meeting must be approved by a majority of the votes cast by WestJet shareholders, either by proxy or in person at the Meeting.

HOW MANY VOTES DO I HAVE?

Subject to the voting restrictions and adjustments outlined below under "Restrictions on Voting of Shares", you will have one vote for every WestJet Voting Share that you own at the close of business on March 20, 2007, the Record Date for the Meeting.

To vote Voting Shares you acquired subsequent to the Record Date, you must, not later than ten days before the Meeting:

1. request through our transfer agent, CIBC Mellon Trust Company ("CIBC Mellon") at 1-800-387-0825 that we add your name to the voting list; and

2. produce properly endorsed share certificates or otherwise establish that you own the Voting Shares.

HOW MANY WESTJET SHARES CAN VOTE?

As of March 14, 2007, WestJet had a total of 129,865,415 issued and outstanding Voting Shares made up of 125,364,915 Common Voting Shares and 4,500,500 Variable Voting Shares. Each Voting Share confers one voting right, subject to adjustment to voting rights attaching to the Variable Voting Shares, discussed immediately below.

RESTRICTIONS ON VOTING OF SHARES

WestJet's Articles provide restrictions with respect to subscriptions, issues, transfers or purchases which would cause WestJet to cease to be "Canadian" as defined in the *Canada Transportation Act*. The applicable provisions of the *Canada Transportation Act* require that WestJet, as a corporation which indirectly wholly-owns the holder of a domestic license, a scheduled international license and a non-scheduled international license, be Canadian; that is, controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled by Canadians.

The definition of "Canadian" under Section 55(1) of the *Canada Transportation Act* may be summarized as follows:

(a) a Canadian citizen or a permanent resident within the meaning of the *Immigration and Refugee Protection Act* (Canada),

(b) a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75%, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

Voting Shares

Common Voting Shares

Common Voting Shares may only be owned <u>and</u> controlled by Canadians. Any Common Voting Share owned or controlled by a person who is not a Canadian is, or must be converted to a Variable Voting Share.

Each Common Voting Share confers the right to one vote at all meetings of our shareholders.

Variable Voting Shares

Variable Voting Shares may only be owned or controlled by non-Canadians. Therefore, any Voting Share owned <u>or</u> controlled by a person who is not Canadian, is, or must be converted to a Variable Voting Share.

Variable Voting Shares carry one vote per share held, except where (i) the number of outstanding Variable Voting Shares exceeds 25% of the total number of all issued and outstanding Voting Shares (or any other percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in (i) in the immediately preceding paragraph, the Variable Voting Shares as a class cannot carry more than 25% (or any other percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total voting rights attached to the aggregate number of issued and outstanding Voting Shares of WestJet. Under the circumstances described in (ii) in the immediately preceding paragraph, the Variable Voting Shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any other percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total number of votes that may be cast on any matter on which a vote is to be taken.

General

The constraints described above do not apply to Variable Voting Shares held by way of security only or to Variable Voting Shares held by one or more underwriters solely for the purpose of distributing the shares to the public, or by any person acting as an intermediary in the payment of funds or the delivery of securities in connection with trades in securities and providing centralized facilities for the clearing of trades in securities.

The Articles, By-laws and policies of WestJet grant to the Board of Directors the powers necessary to give effect to the ownership restrictions, including all powers contemplated by the provisions of the *Business Corporations Act* (Alberta).

WestJet has adopted certain policies, procedures and processes in order to monitor the number of its Voting Shares owned by Canadians to ensure that the provisions of its Articles, By-laws and the *Canada Transportation Act* are complied with.

If the total number of votes cast by or on behalf of the holders of Variable Voting Shares on any matter on which a vote is to be taken at the Meeting exceeds 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the aggregate votes that are cast on such matter, the votes attached to each Variable Voting Share will decrease automatically and proportionately such that the total votes attached to the Variable Voting Shares cast on the matter shall not exceed 25% of the aggregate votes.

Every shareholder will be required to complete a declaration as to their Canadian status, whether they are voting by Proxy or in person, or giving voting directions for ESP Shares. Failure to complete such a declaration or instruction properly will mean the Shares associated with such declaration or instruction will not be tabulated at the Meeting.

WHO ARE OUR PRINCIPAL HOLDERS?

To the knowledge of our directors and senior officers, as at March 14, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities.

HOW DO I VOTE?

If your Shares are registered in your name, you can vote your Shares in person at the Meeting or by proxy. You have two ways of voting by proxy:

1. by fax, by completing and signing the enclosed proxy form and forwarding it by fax to 1-866-781-3111 (toll-free within North America only) or to (416) 368-2502; or

2. by mail, by completing and signing the enclosed proxy form and mailing it in the envelope provided.

If your Shares are held in the name of a nominee you may also be able to vote by Internet, but please see more detailed instructions below under the headings "How can a Non-Registered Shareholder Vote?" and "How can a Non-Registered Shareholder Vote in Person at the Meeting?". If your Shares are held under our Employee Stock Purchase Plan, see the instructions below under "Voting the Shares Held in your Stock Purchase Plan".

Please note you must complete the declaration regarding whether or not the Voting Shares you represent are owned or controlled by a "Canadian" for purposes of our ownership restrictions. If you do not complete such a declaration, or complete it improperly, the voting rights attached to the Voting Shares you represent will not be tabulated.

VOTING BY PROXY

Whether or not you attend the Meeting, you can appoint a proxyholder to vote for you at the Meeting. You can use the enclosed proxy form, or any other appropriate proxy form, to appoint your proxyholder. The persons named in the enclosed proxy form are directors or officers of WestJet. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of WestJet, by crossing out the names printed on the proxy form and inserting another person's name in the blank space provided, or by completing another appropriate proxy form.

HOW DO I VOTE MY SHARES HELD UNDER WESTJET'S STOCK PURCHASE PLAN?

Voting Shares ("ESP Shares") purchased by employees of WestJet under the Employee Stock Purchase Plan ("Purchase Plan") remain registered in the name of CIBC Mellon, as trustee in accordance with the provisions of the Purchase Plan, unless an employee has withdrawn their ESP Shares. Shareholders of ESP Shares cannot vote those Shares in person.

Voting rights attached to the ESP Shares that are registered in the name of CIBC Mellon, as trustee under the Purchase Plan, can be exercised by employees by indicating on the enclosed voting instruction card the necessary direction to CIBC Mellon as to how they wish their ESP Shares to be voted at the Meeting. The ESP Shares will be voted pursuant to the employee's directions and if no choice is specified for an item on the voting instruction card which you have provided to CIBC Mellon, CIBC Mellon will vote the relevant shares in favour of that item. ESP Shares in respect of which a voting instruction card has not been signed and returned will not be tabulated.

The voting instruction card must be used only with respect to ESP Shares. In the event that you are an employee and hold any shares other than ESP Shares, you must also complete the enclosed proxy form with respect to those shares. No proxy form is to be completed with respect to ESP Shares unless you have withdrawn such shares from the Purchase Plan and you or your broker or agent hold a share certificate with respect thereto.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE?

If your Voting Shares are not registered in your name, they are held in the name of a "nominee," which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to the manner in which to vote your Shares. This is why you have received the Information Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure that your Shares are tabulated.

Many non-registered shareholders will find that their nominee uses an agent through whom votes may be cast by Internet. The majority of Canadian brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms or created its own forms, mails those forms to the non-registered shareholders and asks non-registered shareholders to return the proxy forms to ADP or enter their voting instructions into an ADP internet telephone tabulation system. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A non-registered shareholder receiving a proxy with an ADP sticker on it or ADP's own proxy form cannot use that proxy to vote Shares directly at the Meeting as non-registered shareholder's instructions must be communicated to ADP <u>well in advance</u> of the Meeting in order to have the Shares tabulated.

If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to obtain information on the procedure to follow, where possible.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE IN PERSON AT THE MEETING?

Since WestJet does not have access to the names of non-registered shareholders, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please fill in your name in the space provided on the voting instruction form sent to you by your nominee. In so doing, you are instructing your nominee to appoint you as

proxyholder. Then follow the signing and return instructions provided by your nominee. It is not necessary to otherwise complete the form, as you will be voting at the Meeting. For further details, contact your nominee directly.

Shareholders who have ESP Shares cannot vote those Shares in person.

HOW WILL MY VOTING RIGHTS BE EXERCISED?

On the proxy form, you can indicate how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you.

If you have specified on the proxy form how you want your Shares to be voted on a particular matter, then your proxyholder must vote your Shares accordingly in the case of either a vote by show of hands or a vote by ballot.

If you have not specified on the proxy form how you want your Shares to be voted on a particular matter, your proxyholder can then vote in accordance with his or her judgment. Unless contrary instructions are provided, Voting Shares represented by proxies received by management will be voted IN FAVOUR of each matter presented at the Meeting.

WHAT IF THERE ARE AMENDMENTS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed proxy form gives the persons named on it the authority to use their discretion and judgment in voting on amendments or variations to matters identified in the notice of meeting or any other matter duly brought before the Meeting.

As of the time of printing of this Information Circular, management is not aware of any amendments to the matters set out in the notice of meeting or of other matters to be presented at the Meeting. However, if other matters duly come before the Meeting, the persons named on the enclosed proxy form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy form with respect to such matters.

BY WHEN MUST I VOTE?

No later than 5:00 p.m. (Calgary time) on April 27, 2007, unless you are a registered shareholder and attend the Meeting in person or if you are a non-registered shareholder and have followed the instructions for voting in person at the Meeting. All Shares represented by valid proxies received by CIBC Mellon prior to such time will be voted, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Meeting.

CAN I CHANGE MY MIND AND REVOKE MY PROXY?

You can revoke your proxy at any time before it is exercised. To do this if you are a registered shareholder, clearly state in writing that you want to revoke your proxy and deliver this written statement to the Corporate Secretary at 5055 – 11th Avenue N.E., Calgary, Alberta, T2E 8N4, no later than the last business day before the Meeting, namely April 30, 2007 at 5:00 p.m. (Calgary time) or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner prescribed by law. If you are a non-registered shareholder who has voted and want to change your mind or revoke your proxy, contact your nominee to obtain information on the procedure to follow, where possible.

If you are a registered shareholder and have given a proxy and attend personally at the Meeting at which such proxy is to be voted, you may revoke the proxy and vote in person.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

WHO COUNTS THE VOTES?

Proxies and votes of shareholders attending the Meeting are counted by CIBC Mellon, the transfer agent of WestJet, who will act as scrutineer of the Meeting.

BUSINESS OF MEETING

Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2006 and the auditor's report thereon are in the 2006 Annual Report which has been mailed to all registered shareholders and beneficial shareholders who requested it. These financial statements will be presented to the shareholders at the Meeting and no vote is required on this matter.

Number of Directors

According to the Articles of the Corporation, WestJet may have between three (3) and thirteen (13) Directors. At the Meeting it is proposed that shareholders approve an ordinary resolution to fix the number of Directors to be elected at the Meeting at ten (10). There are presently ten (10) Directors of the Corporation, each of whom retires from office at the Meeting.

Election of Directors

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favor of the election as Directors of each of the ten (10) nominees hereinafter set forth:

Clive J. Beddoe	Ronald G. Greene	Wilmot L. Matthews
Hugh Bolton	Murph N. Hannon	L.M. (Larry) Pollock
Brett Godfrey	James Homeniuk	Arthur R.A. Scace
	Allan Jackson	

Majority Voting for Directors

The Board has adopted a Majority Voting Policy providing that if the votes in favour of the election of an individual Director nominee at the Meeting represent less than a majority of the aggregate Shares voted in favour and withheld for that nominee, the nominee will submit his or her resignation promptly after the Meeting for the Corporate Governance and Nominating Committee's consideration. The committee will make a recommendation to the Board after reviewing the matter, and the Board's decision to accept or reject the resignation will be disclosed to the public. The nominee will not participate in any Committee or Board deliberations in considering the resignation. The policy does not apply in circumstances involving contested director elections.

Management is not aware of any reason why any of the nominees named herein would be unable or unwilling to serve as a Director. However, if a nominee is not available to serve at the time of the

Meeting, and unless otherwise specified (including by a shareholder direction to withhold a vote), the persons name in the management proxy may vote in favour of a substitute nominee or nominees selected by the Board.

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees, and sets forth the name, municipality of residence, and age of each of the persons proposed to be nominated for election as a director, his principal occupation, all other positions and offices with us held by him, including committee memberships, the year in which he was first elected a Director and certain additional background information.



CLIVE J. BEDDOE
Calgary, Alberta
Chairman
Director since Jun. 21, 1995

Non-Independent Director

Mr. Beddoe, 60, is Chairman and Chief Executive Officer of the Corporation and Chairman of The Hanover Group of Companies. Mr. Beddoe, a successful entrepreneur, brings to WestJet a strong background in financial planning and strategic management.

Mr. Beddoe is a private pilot and is licensed to fly numerous types of aircraft. It was through this keen interest in aircraft that he became involved with the formation of WestJet.

Mr. Beddoe is also an Associate Member of the Royal Institution of Chartered Surveyors (RICS).



HUGH BOLTON
Edmonton, Alberta
Director since Aug. 2, 2005

Independent Director

Member of:
Audit Committee
Corporate Governance and Nominating Committee
Independent Committee

Mr. Bolton, 68, is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants, and the former Chairman, CEO and partner in Coopers & Lybrand Canada, Chartered Accountants.

Mr. Bolton is currently the non-executive Chair of the board of directors of EPCOR Utilities Inc. and Lead Director of Matrikon Inc. He is also a board member of the Canadian National Railway Company, Teck Cominco Limited and TD Bank Financial Group.

Mr. Bolton received his Bachelor of Arts in Economics from the University of Alberta.



BRETT GODFREY
Clayfield, Queensland, Australia
Director since Aug. 22, 2006

Independent Director

Member of:
Independent Committee

Mr. Godfrey, 43, is the co-founder and Chief Executive Officer of Virgin Blue Airlines in Australia. In the early 1990s, Mr. Godfrey began his Virgin career as Finance Manager for Virgin Atlantic. He was Financial Controller for Sherrard/National Jet in Melbourne, and worked as a Chartered Accountant with Touche Ross in the firm's Canadian office.

Mr. Godfrey holds a business degree from Victoria University in Melbourne, Australia and is an award winning leader.



RONALD G. GREENE
Calgary, Alberta
Director since Jun. 21, 1995
Lead Director since Mar. 22, 2004

Independent Director

Member of:
Compensation Committee (Chair)
Independent Committee (Chair)

Mr. Greene, 58, has been an active member of the Canadian business community for the past 35 years being the founder and Chairman of Renaissance Energy Ltd. from 1974 until its merger with Husky Energy Inc. in 2000.

Mr. Greene is currently President and Chief Executive Officer of Tortuga Investment Corp., a private investment company, and Chairman of Denbury Resources, Inc. Some of his past directorships include director of Husky Energy Inc., Interprovincial Steel Company, De Havilland Aircraft of Canada Limited and the De Havilland Aircraft Transition Advisory Board to Boeing of Canada Ltd. He is also a past director of the Independent Petroleum Association of Canada, the Calgary Petroleum Club, Stathcona Tweedsmuir School and several Calgary community and international charitable organizations.

Mr. Greene received his Bachelor of Science from the University of Calgary.



MURPH N. HANNON
Calgary, Alberta
Director since Dec. 5, 1996

Independent Director

Member of:
Compensation Committee
Independent Committee

Mr. Hannon, 51, is President of Murcon Development Ltd., a private investment company engaged in oil and gas exploration, real estate development, and various manufacturing and product development businesses. Mr. Hannon has been involved in private businesses for over 25 years, including WestJet since its inception stage. He was also the President of Canadian Hydrodynamics Ltd., a private company that is home to the largest drillstem test library for the Western Canadian Sedimentary Basin.

Mr. Hannon received his Bachelor of Science in Geological Engineering from the Colorado School of Mines. He is a registered Professional Geologist with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.



JAMES HOMENIUK
Calgary, Alberta
Director since Apr. 30, 2003

Non-Independent Director

Mr. Homeniuk, 37, joined WestJet in 1999, and is currently based in Calgary as one of WestJet's Aircraft Maintenance Engineers. He is a member of WestJet's Pro-Active Communication Team (PACT), as well as the PACT Representative on WestJet's Board of Directors.

Mr. Homeniuk has been actively involved in the aviation industry for 17 years, maintaining a variety of corporate aircraft throughout his career.

Mr. Homeniuk graduated from Southern Alberta Institute of Technology Polytechnic's Aircraft Maintenance Program prior to entering the industry.



ALLAN W. JACKSON
Calgary, Alberta
Director since July 30, 2003

Independent Director

Member of:
Corporate Governance and Nominating Committee (Chair)
Independent Committee

Mr. Jackson, 66, is currently the President and Chief Executive Officer of Arci Ltd., a private real estate investment company, and President and Chief Executive Officer of Jackson Enterprises Inc., a holding and consulting company.

Mr. Jackson has brought to WestJet's Board knowledge from his experiences serving on the Board of Directors for Canadian Western Bank, Princeton Developments Ltd., a private real estate development and management company, and the Epcor Centre for Performing Arts, Member Building Committee.

Mr. Jackson received his Bachelor of Arts (Honours) in Business Administration from the University of Western Ontario.



WILMOT L. MATTHEWS
Toronto, Ontario
Director since Sep. 17, 1996

Independent Director

Member of:
Audit Committee (Chair)
Corporate Governance and Nominating Committee
Independent Committee

Mr. Matthews, 70, has been involved in all aspects of investment banking by serving in various positions with Nesbitt Burns Inc. and its predecessor companies from 1964 until his retirement in September, 1996, most recently as Vice Chairman and Director.

Mr. Matthews is currently President of Marjad Inc., a private investment company. He is Chairman of Resin Systems Inc. and also serves on the Board of Directors of several other private companies and clubs.

Mr. Matthews received his Bachelor of Arts in Math, Physics and Chemistry from the University of Toronto and his Master of Science in Economics from the London School of Economics in London, England, and is a Chartered Accountant.



L.M. (LARRY) POLLOCK
Edmonton, Alberta
Director since Sep. 16, 1999

Independent Director

Member of:
Audit Committee
Compensation Committee
Independent Committee

Mr. Pollock, 60, is the President and Chief Executive Officer of both the Canadian Western Bank and Canadian Western Trust. He is also a Director of Canadian Direct Insurance (a subsidiary of CWB), EPCOR, Canadian Helicopters Income Trust, and the Edmonton Eskimos, and is a member of the Executive Council of the Canadian Bankers' Association and Campaign Chair of the Edmonton YMCA.

Mr. Pollock graduated from the Saskatchewan Institute of Applied Arts & Sciences in Business Administration.



ARTHUR R.A. SCACE, C.M., Q.C.
Toronto, Ontario
Director since June 3, 2005

Independent Director

Member of:
Audit Committee
Corporate Governance and Nominating Committee
Independent Committee

Mr. Scace, 68, is a former partner of McCarthy Tétrault LLP, Barristers and Solicitors in Toronto. Mr. Scace is currently the non-executive Chairman of The Bank of Nova Scotia. He is Past President and Chairman of the Canadian Opera Company.

Mr Scace received his Bachelor of Arts from the University of Toronto and Oxford University, his Master of Arts from Harvard University and his Bachelor of Laws from Osgoode Hall. He was called to the bar in Ontario in 1967.

Other Public Company Directorships/Committee Appointments

All public company directorships and committee appointments of current directors are set out below.

Director	Other Public Company Directorships	Listing Exchange	Committee Appointments
Beddoe	None		None
Bolton	Epcor Utilities Inc. (Chair)	n/a	Ex-officio member of the Audit Committee, the Corporate Governance & Nominating Committee, the Environmental Health & Safety Committee and the Human Resources & Compensation Committee
	Epcor Preferred Equity Inc. (Chair)	TSX	None
	The Toronto Dominion Bank	TSX, NYSE, Tokyo	Audit Committee (Chair) Risk Committee
	Teck Cominco Limited	TSX, NYSE	Audit Committee (Chair)
	Canadian National Railway Company	TSX, NYSE	Audit Committee Corporate Governance and Nominating Committee Human Resources and Compensation Committee Strategic Planning Committee
	Matrikon Inc. (Chair)	TSX	Compensation & Governance Committee
Godfrey	Virgin Blue Holdings Ltd. (Managing Director)	ASX	None
Greene	Denbury Resources Inc. (Chair)	NYSE	Compensation Committee Nominating/Corporate Governance Committee
Hannon	Berkana Energy Corp. (formerly Rosetta Exploration Inc.)	TSXV	Audit Committee Reserves Committee
Homeniuk	None		None
Jackson	Canadian Western Bank	TSX	Conduct Review Committee Loans Committee (Chair) Corporate Governance & Human Resources Committee
Matthews	Resin Systems Inc. (Chair)	TSX, OTC BB, Xetra	Audit Committee Compensation, Nominating, Corporate Governance Committee
Pollock	Canadian Western Bank	TSX	Loans Committee
	Epcor Utilities Inc.	n/a	Corporate Governance & Nominating Committee Human Resources & Compensation Committee
	Canadian Helicopters Income Fund	TSX	Audit Committee Compensation, Corporate Governance and Nominating Committee

Director	Other Public Company Directorships	Listing Exchange	Committee Appointments
Scace	The Bank of Nova Scotia (Non-Executive Chair)	TSX, NYSE	Executive and Risk Committee and Human Resources Committee (Chair) Ex-officio member of Audit and Conduct Review Committee and Corporate Governance and Pension Committee
	Brompton Group	TSX	Corporate Governance Committee (Chair) Audit Committee
	Garbell Holdings Limited (Chair)	TSXV	None
	Gerdau Amersteel Corporation	TSX, NYSE	Audit Committee Corporate Governance Committee
	Sceptre Investment Counsel Limited	TSX	Executive Compensation Committee

Interlocking Directorships

The table below lists the Directors of WestJet who served together on boards of directors of other public entities as at December 31, 2006.

Entity	Directors	Committees
Canadian Western Bank	Allan W. Jackson	Conduct Review Committee, Loans Committee and Corporate Governance & Human Resources Committee
	L.M. (Larry) Pollock	Loans Committee
Epcor Utilities Inc.	Hugh J. Bolton	Ex-officio member of the Audit Committee, the Corporate Governance & Nominating Committee, the Environmental Health & Safety Committee and the Human Resources & Compensation Committee
	L.M. (Larry) Pollock	Corporate Governance & Nominating Committee and Human Resources & Compensation Committee

The Board does not believe this interlocking board relationship impacts on the ability of these directors to act in the best interests of the Corporation.

Independence and Board Committees

The Board considers whether or not each director is "independent" in accordance with *National Policy 58-201—Corporate Governance Guidelines* and section 4.1 of *Multilateral Instrument 52-110—Audit Committees*. These provisions essentially define an independent director as a director who is independent of management and is free from any direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the Director's independent judgment. Persons who have been executive officers or employees of the Corporation during the preceding three years are deemed not to be independent. The Board has determined that eight (8) of its ten (10) Directors, Messrs. Greene, Matthews, Hannon, Godfrey, Pollock, Jackson, Bolton and Scace, are "independent" Directors. Of the two non-independent directors: Mr. Beddoe is not independent because he is the Chairman and Chief Executive Officer of WestJet, and Mr. Homeniuk is not independent because he is

the Corporation's Pro-Active Communications Team ("PACT", an employee association) nominee and has been a WestJet maintenance engineer for the preceding eight years.

The table below sets out committee memberships for all independent Directors. Non-independent directors (Messrs. Beddoe and Homeniuk) do not sit on any Board committees. WestJet does not have an executive committee of the Board.

COMMITTEES (Number of Members) as at December 31, 2006

	Audit (4)	**Compensation (3)**	**Corporate Governance and Nominating (4)**	**Independent (8)**
Bolton	✓		✓	✓
Godfrey				✓
Greene		Chairman		Chairman
Hannon		✓		✓
Jackson			Chairman	✓
Matthews	Chairman		✓	✓
Pollock	✓	✓		✓
Scace	✓		✓	✓

Board and Committee Meetings Held and Attendance

The table below sets out attendance for 2006.

	Board (7 meetings)		**Audit (5 meetings)**		**Compensation (5 meetings)**		**Corporate Governance and Nominating (4 meetings)**		**Independent (4 meetings)**		**Overall Attendance**
	#	%	#	%	#	%	#	%	#	%	%
Beddoe	7	100									100
Bolton	7	100	5	100			2[3]	100	3	75	94
Godfrey	2[1]	100							n/a[1]	n/a	100
Greene	7	100			5	100			4	100	100
Hannon	7	100	3[4]	100	2[2]	50			4	4	94
Homeniuk	6	86									86
Jackson	5	71					4	100	3	75	80
Matthews	5	71	5	100			4	100	4	100	90
Pollock	6	86	4	80	5	100			3	4	85
Scace	6	86	5	100			4	100	3	4	90

Notes:

(1) Mr. Godfrey joined the Board on August 22, 2006.

(2) Mr. Hannon joined the Compensation Committee on August 1, 2006.

(3) Mr. Bolton joined the Corporate Governance and Nominating Committee on August 1, 2006.

(4) Mr. Hannon resigned from the Audit Committee on April 26, 2006.

(5) Although Mr. Godfrey joined the Independent Committee on August 22, 2006, no meetings of this Committee were held between then and December 31, 2006.

Director Compensation

During 2006, each independent Director was paid quarterly, in arrears, an annual retainer of $20,000. For each meeting of the Board or of a committee of the Board, a fee of $1,250 was paid to each non-management Director who attended in person or by phone. In addition, the Chairman of the Audit Committee received a $10,000 annual retainer and the Chairmen of the Compensation Committee and the Corporate Governance and Nominating Committee each received a $5,000 annual retainer. The Directors are reimbursed for their reasonable expenses in connection with all meetings. The Director who is a nominee of PACT has his or her annual retainer paid over to PACT and personally receives regular meeting fees. Other than the PACT nominee, directors who are officers or employees of the Corporation do not receive retainer or meeting fees.

In addition, independent Directors are entitled to book confirmed personal travel for themselves and their spouses on WestJet flights at current nominal employee stand-by fares plus applicable taxes and airport fees.

In 2006, all directors, except for Clive Beddoe, the Chairman and Chief Executive Officer of WestJet, were paid:

Annual Board Retainer	$ 20,000
Annual Audit Committee Chair Retainer	$ 10,000
Annual Compensation Committee Chair Retainer	$ 5,000
Annual Corporate Governance and Nominating Committee Chair Retainer	$ 5,000
Board and Committee Meeting Fees (per meeting attended)	$ 1,250

Annual Board and Committee retainers are paid quarterly, in arrears, and are pro-rated for partial service, if appropriate. This table sets out the full dollar value of retainers and fees for 2006. All payments were received in cash.

	Annual Board Retainer	Annual Committee Chair Retainer	Board Meeting Fees	Committee Meeting Fees	Total Fees Paid
Beddoe	n/a	n/a	n/a	n/a	n/a
Bolton	$ 20,000	$ -	$ 8,750	$ 8,750	$ 37,500
Godfrey	6,667	-	2,500	-	9,167
Greene	20,000	5,000	8,750	3,750	37,500
Hannon	20,000	-	8,750	5,000	33,750
Homeniuk	-	-	7,500	-	7,500
Jackson	20,000	5,000	6,250	5,000	36,250
Matthews	20,000	10,000	6,250	11,250	47,500
Pollock	20,000	-	7,500	8,750	36,250
Scace	20,000	-	7,500	11,250	38,750
TOTAL					**284,167**

Deferred Share Units

In February 2007, a Deferred Share Unit ("DSU") plan was approved as an alternative form of compensation for independent Directors. Under the plan, eligible Directors may elect to receive all or part of their retainer(s) and fees as DSUs. Directors who have not yet met minimum required shareholdings as described below must take a minimum of 25% of Directors' compensation in DSUs. The number of DSUs issued to Directors will be equal to the percentage of the Director's compensation for a quarter to be satisfied by DSUs divided by the closing price of the WestJet Common Voting Shares on the last day of that quarter. A DSU is a bookkeeping entry that tracks the value of one WestJet

Common Voting Share. DSUs are not cashed out until the Director leaves the Board, providing an ongoing alignment of interests between Directors and the shareholders of the Corporation during the Director's term of service. Payments of DSUs will be made in cash.

No DSUs were granted in 2006.

Share Ownership Guidelines for Directors

The Board believes it is important that directors demonstrate their commitment to WestJet's stewardship through share ownership. Throughout 2006, there was a policy in effect whereby all Directors, with the exception of the PACT representative Director, were required to own or control shares valued at two times the annual Board retainer within two years of their appointment. In 2006, all applicable Directors either met such shareholding requirement or had been appointed less than two years. Currently, all shares owned, controlled or directed by our Directors are Common Voting Shares.

Beginning in February 2007, Directors have to meet a revised share ownership policy whereby all Directors, with the exception of the PACT representative Director, are required to own or control shares valued at five times the annual Board retainer, including DSUs, within three years of their appointment.

	Equity Ownership at March 24, 2006	Equity Ownership at March 14, 2007	Net Change in Share Ownership	Equity at Risk[3]	Equity at Risk as a Multiple of Director Retainer	Meets 2006 Share Ownership Requirement
Beddoe	6,153,825	6,167,865	14,040	90,852,651	4,542.6	✓
Bolton	4,000	5,000	1,000	73,650	3.7	✓
Godfrey	n/a[1]	0	nil	nil	0	×[2]
Greene	5,352,675	5,352,675	nil	78,844,903	3,942.2	✓
Hannon	922,645	897,645	(25,000)	13,222,311	661.1	✓
Homeniuk	15,948	22,491	6,543	331,292	16.6	✓
Jackson	6,020	6,020	nil	88,675	4.4	✓
Matthews	3,406,371	3,406,371	nil	50,175,845	2,508.8	✓
Pollock	11,975	11,975	nil	176,392	8.8	✓
Scace	10,000	15,000	5,000	220,950	11.0	✓

Notes:

(1) Mr. Godfrey joined the Board on August 22, 2006.

(2) Mr. Godfrey must invest at least $40,000 in WestJet equity before August 21, 2008 in order to meet the minimum share ownership requirements in effect in 2006.

(3) The "Equity At Risk" amount is shown as at March 14, 2007 based on the number of Shares held by the Director at a Share price of $14.73.

Additional Disclosure Relating to Directors

To the knowledge of our executive officers and Directors, none of our Directors is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person

ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receive manager or trustee appointed to hold his assets.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favor of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the Directors to fix their remuneration as such. KPMG LLP has been the Corporation's auditors since January, 1996.

Stock Option Plans

The Corporation has two share option plans (the "Plans") which permit the granting of options ("Options") to purchase Voting Shares to officers and employees of the Corporation and its subsidiary and affiliated companies. The 2003 Plan currently limits the number of Voting Shares that may be issued on exercise of Options to 4,186,539 Voting Shares, of which 287,110 Voting Shares (0.2% of Voting Shares outstanding as at March 14, 2007) have been issued on exercise of Options, Options to purchase 1,402,977 Voting Shares (1.1% of Voting Shares outstanding as at March 14, 2007) are outstanding and 2,496,452 Voting Shares are available for future grants. The 2006 Plan currently limits the number of Voting Shares that may be issued on exercise of Options to 8,771,292 Voting Shares, of which no Voting Shares (0.0% of Voting Shares outstanding as at March 14, 2007) have been issued on exercise of Options, Options to purchase 12,723,341 Voting Shares (9.8% of Voting Shares outstanding as at March 14, 2007) are outstanding and no additional Voting Shares are available for future grants.

Options granted pursuant to the Plans have a term not to exceed five years and vest in such manner as determined by the Board of Directors of the Corporation. The exercise price of Options granted pursuant to the Plan is determined by the Board of Directors of the Corporation at the time of grant and currently is equal to the weighted average trading price of the Voting Shares on the Toronto Stock Exchange (the "TSX") (or if not listed on the TSX, then such other stock exchange as the Voting Shares may then be listed and as designated by the Board) for the five (5) trading days immediately prior to the date of grant. Options granted under the Plan are not transferable or assignable other than to personal representatives of the estate of the deceased optionee. The number of Voting Shares issuable pursuant to Options granted under the Plan shall not exceed, at any time, 10% of the outstanding Voting Shares for all insiders or 5% of the outstanding Voting Shares for any Optionee. In addition, the number of Voting Shares issued pursuant to Options granted under the Plan or any other stock compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the outstanding Voting Shares for all insiders or 5% of the outstanding Voting Shares for any individual insider.

In the event of a take-over bid, the Corporation may satisfy any outstanding Options by delivering to the Optionee, in Voting Shares, the difference between the exercise price of unexercised Options and the weighted average trading price for the Voting Shares for the five (5) trading days prior to the date of issuance.

In order to minimize the level of dilution resulting from the Plans, the Corporation has introduced a "cashless" settlement alternative, whereby the value of the Options at the time of exercise is settled by the surrendering of the Options for "Substituted Rights" and the immediate conversion of those rights into

Voting Shares. The result of the cashless settlement is that dilution is significantly reduced by reducing the number of Shares that are issued under the Plans. As opposed to issuing a number of Shares equivalent to the number of Options that have been exercised, the number of Shares to be issued is to be determined by the following formula:

$$\text{Number of Voting Shares} = \text{Number of Substituted Rights} \times \frac{(\text{Current Price} - \text{Exercise Price})}{\text{Current Price}}$$

where:

(a) "Current Price" means the closing price of our Common Voting Shares immediately prior to the exercise of the Options; and

(b) "Exercise Price" means the exercise price of the stock option.

By way of illustration, an optionee exercising 1,000 Options with an Exercise Price of $15.00 per Common Voting Share when the Current Price is $20.00 per Common Voting Share would receive, on a "cashless" exercise, 250 Voting Shares ((1,000 x (20 – 15)) /20). The actual number of Voting Shares issued under such "cashless" exercise is substantially reduced from the number of Voting Shares which WestJet reserved and would otherwise have to issue under the relevant option plan (250 Voting Shares as opposed to 1,000 Voting Shares in the example above).

The 2006 Plan and the proposed 2007 Plan contain terms and conditions which allow the Corporation, on an optionee's exercise, to require the acceptance of "Substituted Rights" which convert immediately without cost to Voting Shares, whereas under the 2003 Plan, the acceptance of "Substituted Rights" is at the optionee's discretion.

If an optionee ceases to be an officer or employee of the Corporation or of a subsidiary or affiliated company for any reason (other than by reason of death or in accordance with Corporation's policies for voluntary or mandatory retirement in the case only of the 2006 Plan and the proposed 2007 Plan) the optionee has a period of 60 days following the time he ceases to be an officer or employee to exercise options held to the extent that the optionee would be entitled to exercise the Options at the date of such cessation. In the case of the 2006 Plan and proposed 2007 Plan, in the event of death or retirement, in accordance with the Corporation's policies, Options previously granted continue to be exercisable on or before their expiry date.

Our Board of Directors may at any time suspend or terminate the Plans and, subject to applicable regulatory approval, may amend or revise the terms of the Plans, provided that no amendment or revision may alter the terms of any Options under the Plans without the consent of such optionee.

We propose to reduce the number of Voting Shares reserved under the 2003 Plan to the number of Options currently outstanding under that Plan; namely 1,402,977 Voting Shares. The majority of those Options will expire, if not exercised, on May 7, 2007.

We also propose to approve a 2007 Plan as a substitute for the 2006 Plan on the same terms and conditions as the 2006 Plan, subject to the 2007 Plan updates discussed below, except to increase the number of Voting Shares reserved under the 2007 Plan to 11,583,565.

The aggregate number of Voting Shares reserved for issuance under the 2003 Plan, as amended, and the 2007 Plan, if approved by shareholders, will be 12,986,542 Voting Shares (approximately 10% of the issued and outstanding shares at the date hereof). The actual number of Voting Shares issued will be

deducted from the number of Shares reserved and available for issuance under the 2003 Plan and 2007 Plan, as the case may be. This number will be substantially lower than the number of Shares reserved in respect of such Options due to the ability of the optionee to accept "Substituted Rights" under the 2003 and 2007 Plans and the ability of the Corporation to require the optionee's acceptance of "Substituted Rights" under the 2007 Plan.

2003 and 2007 Plan Updates – Amendments and Blackout Period Extensions

On June 6, 2006, the TSX published a Staff Notice respecting security based compensation arrangements such as the Corporation's Plans relating to amendment procedures and extensions of option expiry dates which fall within or soon after a blackout period, as such term is defined in the Plans.

The Board of Directors considers that the flexibility afforded by these items will enable the 2003 Plan and the proposed 2007 Plan to better achieve its purposes by enabling amendments in order to efficiently address future regulatory and commercial requirements.

Regarding the amendment procedures, the Board proposes to adopt in the 2007 Plan and replace the current amendment provisions found in the 2003 Plan with provisions permitting the Board to amend the 2003 Plan and the proposed 2007 Plan at any time without the consent of shareholders, except where the change is (i) an amendment to the number of Shares issuable under the Plans or limitations on the number of Options which may be granted to certain personnel; (ii) a reduction of the exercise price of any outstanding options; (iii) an extension of any outstanding Options beyond the original expiration date; (iv) a change to eligible participants; and (v) any amendments which would permit transfers or assignments of Options other than to an estate in the event of death of an Optionee.

Regarding the extension of option expiry dates which fall within or soon after a blackout period, the Board proposes to incorporate a provision in the 2003 and 2007 Plans to provide that should the expiry date for an Option fall within a blackout period or within ten business days following the expiration of a blackout period, such expiry date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the expiry date for such Option for all purposes under the 2003 and 2007 Plans.

Approval of 2003 Stock Option Plan Amendments

In addition to the changes discussed above and because the Corporation will no longer be granting additional Options under the 2003 Plan, it is considered appropriate to move any capacity within the Corporation's targeted 10% limit of outstanding capital reserved for Options to the 2007 Plan. In order to do so, it is proposed to reduce the number of Voting Shares reserved under the 2003 Plan to a number equivalent to the actual number of Options currently outstanding. It is proposed that this change will be enacted by way of the following ordinary resolution of the Corporation:

> BE IT RESOLVED as an ordinary resolution of the shareholders of WestJet Airlines Ltd. that:
>
> 1. the WestJet Stock Option Plan – 2003 be amended by deleting Sections 6 and 14 in their entireties and replacing them with Sections 6 and 14 of the WestJet Stock Option Plan – 2007;
>
> 2. the WestJet Stock Option Plan – 2003 be amended by changing the maximum number of Voting Shares which may be issued under the Plan to 1,402,977 Voting Shares; and

3. any officer or Director of the Corporation be and is hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts as are personally determined to be necessary or desirable for the implementation of this resolution.

Approval of 2007 Stock Option Plan

Shareholders will be asked at the Meeting to consider an ordinary resolution, and if thought advisable, ratify and approve the 2007 Plan. The 2007 Plan, if approved, will replace the 2006 Plan and govern the Options issued under that Plan. There currently remains reserved for issuance under the 2006 Plan 8,771,292 Voting Shares.

Other than the changes discussed above, the 2007 Plan contains terms and conditions substantially the same as those of the amended 2003 Plan, but allows the Corporation, on an optionee's exercise, to require the acceptance of "Substituted Rights" which convert immediately without cost to Voting Shares.

The 2007 Plan is proposed to provide for the issuance by the Corporation of up to 11,583,565 Voting Shares (being approximately 8.9% of the Voting Shares outstanding at of March 14, 2007). The actual number of Voting Shares issued upon the exercise of Options granted pursuant to the 2007 Plan will be substantially lower than the number of Shares reserved in respect of such Options due to the ability of the Corporation to require the optionee's acceptance of "Substituted Rights".

Approval of the 2007 Plan requires approval of shareholders by ordinary resolution, being a majority of the votes cast by shareholders on the resolution.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution:

BE IT RESOLVED, as an ordinary resolution of the Shareholders of WestJet Airlines Ltd. (the "Corporation") that:

1. the Stock Option Plan - 2007, attached as Appendix "A" to the Corporation's Information Circular dated March 20, 2007, be and is hereby approved, in substitution for the Corporation's Stock Option Plan - 2006; and

2. any officer or Director of the Corporation be and is hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as are personally determined to be necessary or desirable for the implementation of this resolution.

If the 2007 Plan is not approved by Shareholders of the Corporation, the 2006 Plan will continue to be in effect and the Board will be required to determine alternate means of compensation for certain officers and employees in the event that the Plans do not permit the grant of sufficient Options for such purpose. Management does not believe that the current Plans permit the grant of sufficient Options for compensation purposes. If the 2007 Plan is approved, the maximum number of Voting Shares reserved for issuance under the Plans will not exceed 10% of the Corporation's issued and outstanding Voting Shares.

A copy of the 2007 Plan is attached as Appendix "A" to this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

Composition and Terms of Reference of the Compensation Committee of the Board

The Compensation Committee of the Board of Directors for 2006 was composed of Messrs. Greene (Chairman), Hannon and Pollock, all of whom are independent directors. The terms of reference for the Compensation Committee provide that the committee will be composed of a minimum of three independent Directors.

- The committee at all times has the right to determine who shall and shall not be present at meetings of the committee.
- The committee is responsible for recommendations to the Board of Directors on matters of compensation philosophy and policies.
- The committee annually reviews and recommends the compensation of members of the executive team (Chief Executive Officer, President and Executive Vice-Presidents), recommends the grants of options and reviews and recommends the fees and benefits paid to Directors.
- The committee ensures that the annual performance appraisals for members for the executive team are completed.
- On an annual basis the committee ensures that provisions for effective succession are in place for the Corporation and reviewed with the Board of Directors.

Report from the Compensation Committee

WestJet's compensation program is governed by the Compensation Committee of the Board. The Compensation Committee makes recommendations to the Board on the compensation of all executive officers of the Corporation. These recommendations are reviewed and considered by the full Board of Directors for approval. Directors who are also executive officers of the Corporation are excused from the Compensation Committee and Director's meetings during any discussion of their compensation.

The Compensation Committee annually reviews and monitors the design, effectiveness and competitiveness of the compensation programs for the Corporation. The Committee also retained Towers Perrin as an independent consultant to gather market data on executive compensation, to analyze the data in relation to compensation practices for WestJet's executives and to advise the Compensation Committee thereon. In 2006, Towers Perrin's fees as the Committee's advisor totalled approximately $64,635. Competitiveness is also assessed using compensation surveys published by other compensation consultants, which include data relating to base salary, benefits and incentive programs of national companies with comparable revenues. Information from airline industry peers is also utilized for compensation review purposes.

WestJet's compensation policies are founded on the principle that employee compensation should be aligned with the performance of the Corporation and therefore with Shareholders' interests and that all employees are encouraged to become shareholders. The compensation program is designed to attract, motivate, reward and retain the workforce required to deliver on WestJet's strategic objectives. This principle applies to all WestJet employees. The compensation policy is structured to reduce the fixed cost component of compensation, by generally paying slightly below market salaries while attempting to enhance overall compensation through incentive based plans, which are tied to corporate performance. Thus, during times of strong financial performance, WestJet's total compensation is higher than in times

of weaker performance. The compensation system is designed to allow the Corporation to offer a base salary that is manageable and affordable even when cost pressures in the industry are high, allowing WestJet to avoid the need to extract wage concessions from employees during difficult times.

In 2006, the compensation program at WestJet had the following components:

- Base pay;
- Short-term incentives; and
- Long-term incentives.

Base Pay

To determine base salaries, WestJet maintains a framework of job levels based upon internal comparability and external market data. Salaries of senior executive officers are determined utilizing salary survey information from Canadian companies with similar revenue size as well as information from peer companies in the airline industry.

Short-term Incentive Plans

Employee Profit Sharing Plan

All employees, including executive officers, are eligible for the employee profit sharing plan (the "Profit Plan"). The purpose of the Profit Plan is to reward employees at a level which is directly proportional to the profit margin being generated by WestJet from year to year.

This approach encourages all employees to focus on the bottom line of WestJet, whether by cost savings or gross revenue generation and rewards employees accordingly. Amounts payable under the Profit Plan are approved by the Board of Directors and are based on WestJet's annual audited financial results.

Executive Performance Bonus Plan

The Executive Performance Bonus Plan rewards executives in increasing sliding scale percentages in any year that WestJet's consolidated margin is in excess of 10%. The amount of the bonus is based upon the margin which is converted to a percentage of annual base salary, with a reduction for the amount received under the Profit Share Plan. Despite strong financial performance relative to peers in the airline industry, this bonus plan has not paid out in the past few years (including 2006) and has created a situation where senior executive short-term incentives are below a competitive level. As a result, the plan has been reviewed and will be modified for 2007 with the objective of ensuring that positive financial results translate into appropriate short-term incentive payouts.

Despite not reaching the margins required by the bonus plans and in recognition of WestJet's strong financial results relative to industry peers in 2006, WestJet has paid out a discretionary bonus to certain of its senior executive for 2006 performance, including the following Named Executive Officers, as defined below: Mr. Beddoe was offered a bonus but declined it; Mr. Durfy was paid a bonus of $100,000; Mr. Ring was a paid a bonus of $25,000 and Ms. Paget and Mr. Payne were paid bonuses of $25,619 and $24,777, respectively, for their significant contributions to record-level Corporate financial performance in 2006. These discretionary bonuses were paid in 2007 but were accrued in 2006.

Long-term Incentive Plans

Stock Option Plans

Executive management, senior management and pilots participate in the Option Plans. The Options are granted as a means of aligning shareholder and employee interests and to provide a long-term performance related incentive for eligible employees. Long-term incentive grants are also granted to ensure WestJet is competitive from a total direct compensation perspective. Subject to regulatory requirements, the terms and conditions of Options granted under the Option Plans are determined by the Compensation Committee. Grants are made annually to plan participants at varying levels of participation consistent with the individual's level of responsibility. Annual grants over a number of years, priced at market value at the date of grant, mitigate the effect of share price fluctuations. Options granted in high share price environments are offset by those granted in years when share prices are lower. Employees receiving Options thereby receive them at the average price over time and are therefore motivated to focus on the long-term growth in value of the Corporation and not to be distracted by short term market or sector fluctuations.

The Corporation has various arrangements with its most senior personnel and its pilots whereby they are entitled to an annual grant of Options based on fixed dollar amounts ranging between $40,000 and $125,000 for senior managers and pilots, $125,000 to $200,000 for Vice Presidents, $400,000 for Executive Vice Presidents, $750,000 for the President and $1,300,000 for the Chief Executive Officer. The number of Options received under these arrangements is determined by the fixed dollar amount entitlement divided by the five day weighted average trading price of the Corporation's Voting Shares immediately prior to the date of grant. Options granted to pilots vest two (2) years from the date of grant and expire four (4) years from the date of grant. In February 2006, the pilots signed a new Pilot Agreement with WestJet, giving them the option to elect a portion of the value of their option grant in the form of a predetermined cash payment. This has resulted in fewer Options being granted to pilots in 2006 than in previous years. Options granted to other employees vest three (3) years from the date of grant and expire four (4) years from the date of grant. Beginning in 2007, Options granted to other employees will vest two (2) years from the date of grant and will expire four (4) years from the date of grant, consistent with the Options granted to pilots.

The goal of the Board of Directors is to always limit the number of Shares to be issued under the Corporation's Plans to not exceed 10% of the issued and outstanding number of Shares of the Corporation.

Employee Stock Purchase Plan

All employees, including executive officers, are encouraged to contribute a portion of their salary, to a maximum of 20%, to an employee stock purchase plan (the "Purchase Plan"). WestJet matches each dollar contributed by an employee to the Purchase Plan. The funds are then used to buy Voting Shares on the open market or from treasury during each calendar month. With the matching contribution by the Corporation, employees are always able to acquire WestJet shares at a significant discount to the current market price which encourages proprietary and longer term thinking regardless of market or share price fluctuations. Under the terms of the Purchase Plan, employees are required to hold the Voting Shares purchased on their behalf pursuant to the Purchase Plan for at least one year before they can sell or transfer or otherwise dispose of them. Currently, approximately 78% of WestJet employees participate in this plan. The Purchase Plan has been very successful in encouraging employees to become shareholders and in promoting the principle that the employee's best interests are compatible with the best interests of all shareholders.

Changes for 2007

For 2007, the Board approved a new compensation program which, in addition to the above, also includes incentives for the executive officers in the form of annual grants equivalent to a specified percentage of base salary at time of grant, comprised of 50% in Options and 50% in restricted share units ("RSUs"), which are described below.

Restricted Share Unit Plan

Under the RSU plan (the "RSU Plan"), participants are eligible to receive a certain number of RSUs, equivalent to the dollar amount entitlement divided by the weighted average trading price for the Voting Shares for the five (5) trading days prior to the effective date of grant. Each RSU will vest on a fixed vesting date no later than three years from the date of grant and be paid out based on the weighted average trading price for the Voting Shares for the five (5) trading days prior to the vesting date.

Payments under the RSU Plan are made in cash. The Corporation will not issue any WestJet Shares in connection with the RSU Plan.

No RSUs were granted in 2006.

Submitted By: Ronald G. Greene, Committee Chairman
Murph N. Hannon
L.M. (Larry) Pollock

Chief Executive Officer Total Compensation – Three-Year Look-Back

	Total 2004-2006 ($)	2006 ($)	2005 ($)	2004 ($)
CASH				
Base Salary	777,314	381,999	160,315	234,000
Cash Bonus	70,712	0	0	70,712
Profit Share	33,263	24,925	3,790	4,548
Total Cash	881,289	406,924	164,105	309,260
EQUITY				
Stock Options[(1)]	1,653,605	471,827	825,882	355,896
Share Purchase Plan	154,282	76,215	31,202	46,865
Total Equity	1,807,887	548,042	857,084	402,761
TOTAL	**2,689,176**	**954,966**	**1,021,189**	**712,021**
Annual Average	896,392			
Year End Market Capitalization (in millions)		1,936	1,589	1,493
Change Over 2004-2006 in Year End Market Capitalization	130%			

Note:
(1) Estimated fair value of Stock Options using the Generalized Black-Scholes option pricing model.

Chief Executive Officer – Equity At Risk

Equity Ownership at March 24, 2006		Equity Ownership at March 14, 2007		Net Change in Ownership		Equity at Risk [1]	Equity at Risk as a Multiple of 2006 Base Salary
Common Shares	Options	Common Shares	Options	Common Shares	Options		
6,153,825	391,628	6,167,865	432,213	14,040	40,585	90,852,651	237.8

Note:
(1) The "Equity At Risk" amount is shown as at March 14, 2007 based on the number of Shares held by the Chief Executive Officer and a Share price of $14.73 and excludes the value of Stock Options.

Summary of Compensation

The following table sets forth the annual and long term compensation paid to the Chief Executive Officer and Chief Financial Officer, including each individual who has acted in either of those capacities in 2006, and the three (3) next most highly compensated executive officers of the Corporation in 2006, in addition to any individual who would qualify as such except for the fact that he or she was no longer employed with the Corporation at the end of 2006 (each, a "Named Executive Officer" or "NEOs") for each of the last three fiscal years:

		Annual Compensation			Awards		
Name and Principal Position	Year Ending December	Salary ($)	Bonus ($)[2]	Other Annual Compensation ($)[3]	Restricted Shares or Restricted Share Units	Securities Granted Under Options (#)[4]	All Other Compensation ($)
Clive J. Beddoe	2006	381,999	24,925	76,215	nil	109,983	nil
Chairman and	2005	160,315	3,790	31,202	nil	175,780	nil
Chief Executive Officer	2004	234,000	75,260	46,865	nil	60,837	nil
Alexander (Sandy)	2006	176,625	4,811	34,965	nil	nil	nil
J. Campbell[5]	2005	174,596	5,315	34,914	nil	52,418	80,000[7]
Executive Vice-President, Finance and Chief Financial Officer	2004	149,000	24,513	29,821	nil	19,011	nil
Janice Paget[5]	2006	176,345	35,993	29,217	nil	14,805	nil
Vice-President,	2005	115,385	3,475	22,647	nil	11,986	nil
Controller and Acting Co-Chief Financial Officer	2004	93,191	5,196	18,622	nil	7,921	nil
Derek Payne[5]	2006	171,355	34,777	30,560	nil	16,189	nil
Vice-President,	2005	102,346	3,093	20,443	nil	8,562	nil
Finances & Corporate Services and Acting Co-Chief Financial Officer	2004	93,191	5,196	18,622	nil	7,921	nil
Sean Durfy	2006	347,828	238,667[6]	69,215	nil	73,536	nil
President[8]	2005	225,000	5,300	34,710	nil	27,397	nil
	2004	15,577	nil	nil	nil	20,946	nil

Name and Principal Position	Year Ending December	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)(2)	Annual Compensation: Other Annual Compensation ($)(3)	Awards: Restricted Shares or Restricted Share Units	Awards: Securities Granted Under Options (#)(4)	All Other Compensation ($)
Donald Bell Executive Vice-President, Culture	2006 2005 2004	316,825 174,808 160,000	20,786 5,323 26,264	62,997 34,957 31,960	nil nil nil	33,841 52,418 19,011	nil 80,000(7) nil
Fred Ring Executive Vice-President, Corporate Projects	2006 2005 2004	316,802 174,596 149,000	45,785 5,315 20,885	59,501 34,914 29,467	nil nil nil	33,841 52,418 19,011	nil 80,000(7) nil
Russ Hall(9) Executive Vice- President, Guest Services and Information Technology	2006 2005 2004	370,630(12) 91,154 n/a	115,320(11) nil n/a	42,647 2,307 n/a	nil nil n/a	nil nil n/a	100,000(10) nil n/a

Notes:

(1) At December 31, 2006, there were six (6) Named Executive Officers of the Corporation.

(2) Represents amounts received pursuant to the Employee Profit Sharing Plan and the Executive Bonus Plan.

(3) Represents amounts contributed by the Corporation pursuant to the Employee Stock Purchase Plan.

(4) Securities are adjusted for all stock splits.

(5) Mr. Campbell resigned from WestJet effective June 15, 2006 and Ms. Paget and Mr. Payne acted as Co-Chief Financial Officers from that time until March 1, 2007, when Vito Culmone joined WestJet as Executive Vice President, Finance and Chief Financial Officer.

(6) This amount also includes the value of Shares distributed to Mr. Durfy pursuant to a trust established upon the commencement of his employment with WestJet. In lieu of a deferred bonus payable by a nominally priced option, the Corporation established this trust of which Mr. Durfy was a beneficiary and which acquired 10,772 Shares (approximately $120,000 in value at the time of original agreement). The trustee distributed these shares to Mr. Durfy on or about April 1, 2006, at which time the Shares were valued at $10.84 each.

(7) Four executives holding 16,681 Options each, at an exercise price of $11.99, offered the Corporation an opportunity to purchase and cancel those Options in consideration of payment by the Corporation in cash for a fixed price of $80,000 each. The cancellation offers were accepted by the Corporation and the Options were cancelled.

(8) Mr. Durfy was appointed President of the Corporation on September 7, 2006. He was previously Executive Vice-President, Marketing, Sales and Airports.

(9) Mr. Hall resigned from the Corporation on September 8, 2006 and is included because he would have been one of the highest compensated officers except that he was not serving as an officer of WestJet at December 31, 2006.

(10) Mr. Hall received a payment of $100,000 upon his resignation from the Corporation.

(11) This amount also includes the value of Shares distributed to Mr. Hall pursuant to a trust established upon the commencement of his employment with WestJet. In lieu of a deferred bonus payable by a nominally priced option, the Corporation established this trust of which Mr. Hall was a beneficiary and which acquired 10,840 Shares (approximately $120,000 in value at the time of original agreement). The trustee distributed these shares to Mr. Hall on or about September 6, 2006, at which time the Shares were valued at $10.19 each.

(12) Includes $150,000 plus GST paid to BPIT Consulting Services Inc., a corporation owned by Mr. Hall, for a service retainer relating to IT services.

2006 Option Grants

The following table sets forth, with respect to the Named Executive Officers, the number of Options granted during the year ended December 31, 2006, percentage of the total Options granted to all employees, officers and Directors during such year, the exercise price of such Options, the market price of the Common Shares on the date of the grant and the expiry date of such Options.

Name	Options Granted in 2006	% of Total Options Granted in 2006	Exercise Price[1] ($)	Market Value of Common Shares on the Date of Grant ($)	Expiry Date
Clive J. Beddoe Chairman and Chief Executive Officer	109,983	1.84%	11.82	11.82	May 4, 2010
Janice Paget Vice-President, Controller and Acting Co-Chief Financial Officer	14,805	0.25%	11.82	11.82	May 4, 2010
Derek Payne Vice-President, Finances & Corporate Services and Acting Co-Chief Financial Officer	1,384 14,805	0.02% 0.25%	12.04 11.82	12.04 11.82	Jan. 2, 2010 May 4, 2010
Sean Durfy President	33,841 39,695	0.57% 0.66%	11.82 12.32	11.82 12.32	May 4, 2010 Nov. 2, 2010
Donald Bell Executive Vice-President, Culture & Airports	33,841	0.57%	11.82	11.82	May 4, 2010
Fred Ring Executive Vice-President, Corporate Projects	33,841	0.57%	11.82	11.82	May 4, 2010

Note:

(1) Determined using the weighted average trading price for the Voting Shares for the five (5) trading days prior to the date of grant.

Summary of Executive Options

The following table sets forth, with respect to the Named Executive Officers, the number of Shares acquired upon the exercise of Options during the year ended December 31, 2006 and the aggregate value deemed realized upon the acquisition, the number of unexercised Options and the value of the in-the-money Options at December 31, 2006.

	2006 Options Exercised		Unexercised Options Outstanding December 31, 2006			
			Number of Options		Value of in-the-money Options[1]	
Name	Shares Acquired[2]	Deemed Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Clive J. Beddoe Chairman and Chief Executive Officer	-	n/a	143,995	288,218	$486,134	$448,500
Alexander (Sandy) J. Campbell Executive Vice-President, Finance and Chief Financial Officer	2,781	$34,790	-	-	-	-

Name	2006 Options Exercised		Unexercised Options Outstanding December 31, 2006			
			Number of Options		Value of in-the-money Options[1]	
	Shares Acquired[2]	Deemed Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Janice Paget Vice-President, Controller and Acting Co-Chief Financial Officer	-	n/a	11,148	34,712	$41,162	$49,257
Derek Payne Vice-President, Finances & Corporate Services and Acting Co-Chief Financial Officer	-	n/a	11,148	32,672	$41,162	$52,183
Sean Durfy President	-	n/a	-	121,879	-	$293,899
Donald Bell Executive Vice-President Culture & Airports	-	n/a	26,754	88,589	$98,784	$136,878
Fred Ring, Executive Vice-President, Corporate Projects	-	n/a	22,295	88,589	$82,320	$136,878

Notes:

(1) The "market value" of the Corporation's Common Voting Shares on December 31, 2006 was $14.90 (determined using the weighted average trading price for the Voting Shares for the five (5) trading days prior to December 31, 2006).

(2) The Option Plans of WestJet permit "cashless" exercises of options based on intrinsic value at the time of exercise. Mr. Campbell exercised 26,754 Options on a "cashless" basis to acquire 2,781 Voting Shares.

Cost of Management Ratio

WestJet is following a trend of a number of large public corporations to disclose a cost of management ratio to be reported annually. The measure, shown below, reports the total aggregate compensation for the CEO, CFO, and the next three most highly compensated executive officers (of those identified in the "Summary of Compensation" table above, based on annual salary and bonus) for each of the last three fiscal years noted below, expressed as a percentage of net income after tax.

	2006[3]	2005[4]	2004[5]
Total aggregate NEO compensation[1]	$2,330,819	$1,105,055	$1,094,044
As a percentage of net income after tax[2]	2.0%	4.6%	n/a%

Notes:

(1) Total NEO compensation is defined as the aggregate of base salary, bonus, and other annual compensation as reported on pages 24-25.

(2) Net income after tax (in accordance with Canadian GAAP) as reported on page 38 of the Corporation's 2006 Annual Report.

(3) The NEOs included for 2006 are Beddoe, Paget, Durfy, Hall and Ring.

(4) The NEOs included for 2005 are Beddoe, Campbell, Durfy, Bell and Ring.

(5) The NEOs included for 2004 are Beddoe, Campbell, Bell, Ring and Paget.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2006.

Plan Category		Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Option Plans[1]	15,046,201	$13.21	-
	Employee Stock Purchase Plan[2]	n/a	n/a	1,013,205
Equity compensation plans not approved by securityholders		-	n/a	-
TOTAL		15,046,201	$13.21	-

Notes:

(1) The Option Plans of the Corporation provide for a "cashless" exercise of Options, at the election of the employee in the case of the 2003 Plan, and at the election of the employee or the Corporation in the case of the 2006 Plan. See "Stock Option Plans", above, regarding details of the "cashless" exercise. In cases of a "cashless" exercise, a lesser number of Voting Shares will always be issuable than the number of Options exercised. The Corporation will utilize its ability to require a "cashless" exercise in order to manage the available Voting Shares issued under its Option Plans. Since the approval of the 2003 Plan and 2006 Plan on April 27, 2006, 1,215,195 Options eligible to be exercised on a cashless settlement basis for the purchase of Voting Shares were exercised and resulted in the issuance of 276,081 Voting Shares.

(2) The Shares issued pursuant to the Employee Stock Purchase Plan are either (i) issued from treasury at the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the issuance; or (ii) purchased through open market purchases. WestJet's current policy is for the Purchase Plan administrator to purchase such Shares on the open market. See also "Employee Sock Purchase Plan" on p. 22.

Profit Plan

The Corporation has adopted the Profit Plan effective January 1, 1996, as amended. The amount of the Corporation's annual contribution under the Profit Plan, if any, is discretionary to the Board of Directors. If the Board of Directors determines to make a contribution under the Profit Plan, such amount may be up to 20% of the Corporation's annual profits before tax and profit sharing. In the past, the percentage of annual profits the Board of Directors has used for the Profit Plan has been based on the Corporation's operating margins before profit sharing and tax, provided that such percentage shall be no less than 10% and no greater than 20%. Determination of contributions is made by the Board of Directors within 170 days of a fiscal year end. Contributions become payable only following determination by the Board of Directors to make a contribution to the Profit Plan.

Employees are eligible to participate in the Profit Plan for a calendar year if they are employees for more than three months during the year to which the profits relate and continue to be employed with the Corporation at the time of declaration of the contribution.

An employee may use any or all of their allocation under the Profit Plan or Executive Bonus Plan, and, at their discretion, invest in Voting Shares under the Purchase Plan with a matching contribution by the Corporation only to the extent that it, together with the prior contributions under the Purchase Plan in the subject period, do not exceed 20% of the base salary for the subject period.

For the fiscal year ended December 31, 2006, the Corporation contributed $20.3 million to the Profit Plan.

Executive Employment Termination

WestJet has agreements in place with the Chief Executive Officer, President and Executive Vice-Presidents that provide for the payment of certain severance benefits if a change of control or termination without cause occurs. An individual terminated without cause, including following a change of control, being the acquisition of 33% of Voting Shares by a third party, except in the case of 2 Executive Vice-Presidents, which is set at 50%, pursuant to these agreements, will receive a lump sum severance payment equal to base pay that would have been earned by the individual through the end of the severance period. In addition, the executive will receive an amount equal to 25% of the Base pay calculated above as compensation for loss of employment benefits and participation in the Purchase Plan. A bonus amount based upon the margin achieved in prior periods will be calculated and paid in the calendar year of termination (prorated based on days worked in the year of termination).

In the case of the Chief Executive Officer, the severance period is 24 months. In the case of the President, the severance period is 18 months and in the case of other executive officers, the severance period is between 12 and 18 months.

Performance Graphs

The following chart illustrates WestJet's total shareholder return for Common Voting Shares from January 1, 2002 to December 31, 2006 considering a $100 investment versus the return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the same period.

Comparison of Cumulative Total Return – Common Voting Shares


200
175
150
125
100
75
50
25
0
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
TSE Composite
WestJet Common Voting Shares

	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006
S&P/TSX Composite	88.04	111.57	127.72	158.54	185.90
WestJet Common Voting Shares[(1)]	102.87	181.18	114.52	117.10	142.60

Note:

(1) The Common Voting Shares replaced the common shares which existed prior to the share reclassification undertaken by WestJet in August 2005.

The following chart illustrates WestJet's total shareholder return for Variable Voting Shares from September 6, 2005 to December 31, 2006 considering a $100 investment versus the return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the same period.

Comparison of Cumulative Total Return – Variable Voting Shares



200
175
150
125
100
75
50
25
0
Dec. 31, 2005
Dec. 31, 2006
TSE Composite
WestJet Variable Voting Shares

	Dec 31, 2005	Dec 31, 2006
S&P/TSX Composite	105.10	123.24
WestJet Variable Voting Shares(1)	101.85	132.16

Note:
(1) The Variable Voting Shares were created as part of the abovementioned share reclassification. The Variable Voting Shares began trading on the TSX on September 6, 2005.

CORPORATE GOVERNANCE

The Board of Directors of WestJet is responsible for the supervision of management and the overall stewardship and governance of the Corporation and acts in accordance with the Articles and By-laws of WestJet, the Mandate and Charter adopted for the Board (attached as Appendix B-1), the Corporation's Code of Business Conduct (the "Code") and in the best interests of the Corporation and its shareholders. In addition, the Board, directly, and through its various committees, ensures that it has in place and complies with evolving Canadian corporate governance requirements including those established under the Multilateral Instrument 52-110 (Audit Committee) ("MI 52-110"), National Policy 58-201 (Corporate Governance Guidelines) ("NP 58-201") and National Instrument 58-101 (Disclosure of Corporate Governance Practices) ("NI 58-101"). The Board reviews and gives final approval to all decisions of a material nature, including the annual budget, the long term corporate plan, aircraft acquisitions, leases and retirements, capital expenditures above certain monetary thresholds, borrowings and financings.

The Board maintains ultimate responsibility for WestJet's strategic planning process, succession planning and the integrity of the Corporation's internal control and management information systems.

The Board of Directors of the Corporation is responsible for ensuring that management identifies principal business risks and implements systems to manage those risks. At every quarterly Board meeting management and the Board review operational reports and discuss significant risk areas, including adequacy and types of insurance coverage, foreign currency, interest rates, and jet fuel price exposures and sensitivities, maintenance compliance, flight safety, information system security and environmental matters. The Board also is apprised of credit risk issues and corporate policies and controls over trade receivables, bad debts, the incidence of credit card charge backs and returned cheques from customers. WestJet's use of all derivative instruments and other financial risk management techniques is monitored by the Board as to cost, appropriateness, and accounting and financial statement implications.

WestJet's Board brings a broad base of business experience and knowledge to the Corporation. The Board is presently comprised of ten (10) members. The Board has invited the Corporation's employee association, PACT, to nominate a representative to join the Corporation's Board. Subject to Board approval, management presently intends to put forward a PACT nominee as one of the proposed Directors each year.

The Board of Directors does not have a Chairman separate from management. Rather, it has a Lead Director and a procedure for the "independent" Directors to operate independent of management. The Board has adopted a fixed in camera agenda item for each Board meeting, during which independent Directors, under the direction of the Lead Director, meet without any members of management or non-independent Directors present.

In 2006, there were seven (7) meetings of the Board, including two (2) conference call meetings.

Throughout 2006, the Board of Directors continued to take steps to ensure that good corporate governance practices are employed at WestJet for the protection of all stakeholders. The Board oversaw reviews of the Code, existing Board and Committee mandates and position descriptions for its Chairman and Lead Director. The Board also approved position descriptions for the Corporation's President and its Chief Executive Officer.

Committees

The Board of Directors has an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Independent Committee. Each committee reports to the Board with their recommendations for final approval.

The Audit Committee was comprised of four Directors for 2006, Messrs. Matthews (Chairman), Pollock, Scace and Bolton, all of whom are independent. In accordance with its Charter, the Audit Committee reviews and approves interim financial statements, approves the scope and timing of the annual audit by the Corporation's independent auditors, and reviews and recommends to the Board the approval of the annual audited financial statements. The committee also reviews and assesses with the external auditors the Corporation's internal financial control systems and corporate approval procedures. The Audit Committee meets at least four times each year, which meetings include discussions with the auditors in the absence of management. In 2006 the Audit Committee met five (5) times.

The Corporate Governance and Nominating Committee is responsible for proposing new nominees to the Board and for assessing the effectiveness of the Board, committees or the contribution of individual board members. This committee regularly reviews various governance matters relating to the Board and the Corporation, including the composition of existing committees and the requirements for the creation of any other appropriate committees of the Board. The Corporate Governance and Nominating Committee

consists of four Directors who are all independent: Messrs. Jackson (Chairman), Matthews, Bolton and Scace. Mr. Bolton joined the committee on August 1, 2006. The committee met four (4) times in 2006.

For 2006, Messrs. Greene (Chairman), Hannon and Pollock, all independent directors, were members of the Compensation Committee. Mr. Hannon joined the committee on August 1, 2006. The committee reviews senior officer compensation policy and salaries, all Option grants, administration of the Corporation's Option Plans, Profit Plan and Executive Bonus Plan, all for making recommendations to the Board. The Compensation Committee met five (5) times during 2006.

The Independent Committee was established to deal with legal actions commenced by Air Canada and later by Jetsgo. This separated the handling of the claims from management to avoid any potential conflicts and to allow management to concentrate its time and efforts on running the airline. The Independent Committee is chaired by the Lead Director, Mr. Greene, and the other members of this committee are Messrs. Matthews, Hannon, Godfrey, Pollock, Jackson, Scace and Bolton. Mr. Godfrey joined the committee on August 22, 2006. The committee met four (4) times in 2006, but did not meet between the finalization of all matters relating to the settlement of the Air Canada action and the end of 2006.

Directors

The Corporate Governance and Nominating Committee reviews the make-up of the Board and Committee appointments of all Directors at least annually and makes recommendations to the full Board on these matters.

A skills matrix that sets out the various skills and areas of expertise determined to be essential to ensure appropriate strategic direction and oversight is used to assist with Board recruitment. Character and behavioural qualities including credibility, integrity and communication skills are also taken into account when recruiting new directors.

The Committee also maintains an informal evergreen list of potential board directors. The list is comprised of people who the Committee feels would be appropriate to be asked to join the Board if or when there is a Board vacancy to be filled and who complement the current skills matrix. The Board has also used a third party advisor to assist in recruitment of new Directors, but relies primarily on recommendations from its current Board members after review of the competencies and skills of nominees it believes are required for the Board.

All newly appointed Directors receive orientation and education regarding WestJet's operations from the Corporation's senior management and the Chairman. The Corporate Secretary of WestJet maintains a Board Governance Manual made available to all Directors. The Board encourages its Directors to attend talks, seminars, workshops and conferences to update and enhance their skills and knowledge to enable them to carry out their roles effectively as directors in discharging their responsibilities towards corporate governance, operational and regulatory issues. The Directors are reimbursed for their reasonable expenses in connection with attending any such professional development activities. WestJet's management also provides pertinent materials, including, for example, materials relating to corporate governance trends, to Directors from time to time for their review.

Beginning in February 2007, all Directors, with the exception of the PACT representative Director, are required to own or control Voting Shares valued at five times the annual Board retainer within three years of their appointment. Previously, such Directors were required to own or control Voting Shares valued at two times the annual Board retainer within two years of their appointment.

The Corporation maintains liability insurance, including such coverage for Directors.

The Corporation's policy is that there is no specific age at which a Director must retire.

The Board of Directors conducts an annual review of the Chief Executive Officer for the purposes of assessing his performance during the preceding year and to establish corporate objectives for the forthcoming year.

Biannually, the Board conducts a Board and committee assessment process in which each Director responds to a detailed survey, which is summarized and presented to the Board. If any weaknesses are identified, they are dealt with by the Board. In alternate years, beginning in 2007, the Board will conduct a peer evaluation process, based upon interviews with each of the Directors, conducted jointly by the Chairman and the Lead Director.

Compensation of Directors

The Board annually reviews the adequacy and form of the director's compensation to ensure that it properly reflects the risks and responsibilities involved in being a director at WestJet. The Compensation Committee recommends director's compensation to the Board for approval, utilizing third party consulting support and surveys in this regard. WestJet believes that it is important to its culture to keep director compensation at a modest level relative to the external market. During 2006, each outside director was paid quarterly, in arrears, an annual retainer of $20,000. For each meeting of the Board or of a committee of the Board, a fee of $1,250 was paid to each director who attended in person or by phone. In addition, the Chairman of the Audit Committee received a $10,000 annual retainer and the Chairmen of the Compensation Committee and the Corporate Governance and Nominating Committee each received a $5,000 annual retainer. The Directors are reimbursed for their reasonable expenses in connection with all meetings. The Director who is a nominee of PACT has his or her annual retainer paid over to PACT and personally receives regular meeting fees. Other than the PACT nominee, directors who are officers or employees of the Corporation do not receive retainer or meeting fees.

Other Governance Matters

The Board has adopted a Disclosure, Confidentiality and Trading Policy for the Corporation which provides guidance on disclosure of material information, maintaining confidentiality and restrictions on trading of securities of the Corporation. This policy was recently updated and approved by the Board, to include a prohibition against monetizing transactions for all Directors and employees of the Corporation.

WestJet's Code consists of policies relating to the ethical and legal standards of conduct to be followed by employees and agents of the Corporation. The Code is designed to define individual and corporate responsibility and was adopted by the Board in August, 2002 and is reviewed and updated regularly, including most recently in March 2007. All Directors, executives and senior management are required to annually re-read the Code and sign an acknowledgment. The Code can be made available upon written request or may be found with the Corporation's other filings on SEDAR at www.sedar.com. In order to ensure compliance, all persons subject to the Code are requested to acknowledge their understanding of it, and are subject to sanctions for violation of the Code. In addition, persons subject to the Code are encouraged to report violations, and may do so through the Corporation's Confidential and Anonymous Hotline.

The Disclosure, Confidentiality and Trading Policy, the Code of Business Conduct, and the Corporation's Confidential and Anonymous Hotline Policy and Procedure (Reporting Policy) adopted by the Board all serve to encourage and promote a culture of ethical business conduct.

Shareholder and investor relations of the Corporation are handled by the Corporation's investor relations representative. The Corporation communicates with the public and its stakeholders through a number of channels including its website and press releases. Shareholders and investors may direct questions to the Corporation's investor relations representative who will respond to such questions appropriately. To the extent information is required from another department, that department will be directed to deal promptly with any such inquiry or to provide appropriate information to the investor relations representative for further attention.

In connection with Audit Committee Disclosure required under MI 52-110, please see "Audit Committee Disclosure" in the Corporation's Annual Information Form filed on SEDAR at www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of Directors or executive officers of the Corporation, nor of any nominees for Director, nor any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Voting Shares of the Corporation, or any other Informed Person (as defined in National Instrument 51-102 (Continuous Disclosure Requirements)) or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or any one who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

On February 26, 2007, WestJet filed a notice with the TSX to make a normal course issuer bid to purchase outstanding Shares on the open market. As approved by the TSX, WestJet is authorized to purchase up to 2,000,000 Shares (representing approximately 1.5% of its currently issued and outstanding shares) during the period of February 28, 2007 to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any Shares WestJet purchases under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled. WestJet believes that, from time to time, the market price of its Shares may not reflect their underlying value. At such times, the purchase of Shares for cancellation will be advantageous to shareholders by increasing the value of Shares remaining. The purchase of Shares will also offset the dilutive affect of the issuance of Shares pursuant to the exercise of stock options.

Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the year ended December 31, 2006 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis and its "Notice of Intention to make a Normal Course Issuer Bid" are available upon request from the Corporation at investor_relations@westjet.com or by writing the Corporate Secretary at 5055 – 11th Street N.E., Calgary, Alberta T2E 3N4.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPENDIX "A"

WESTJET
STOCK OPTION PLAN – 2007

1. **Purpose of Plan**

The purpose of this WestJet Airlines Ltd. ("WestJet Airlines") stock option plan (which together with the WestJet Stock Option Plan 2006, subsumed hereunder, is hereinafter referred to as the "Plan") is to develop the interest of officers and key employees of WestJet Airlines, WestJet (an Alberta partnership), and any subsidiary or partnership controlled directly or indirectly by any of the foregoing (collectively or individually, as applicable, "WestJet") and others providing services to WestJet in the growth and development of WestJet by aligning their interests with those of the shareholders of WestJet Airlines and providing them with the opportunity to acquire an increased proprietary interest in WestJet Airlines.

The common equity of WestJet Airlines, meaning the (i) common voting shares of WestJet Airlines when the Optionee is a Canadian within the meaning of the *Canadian Transportation Act* ("CTA"), or (ii) variable voting shares of WestJet Airlines, if this Optionee is not Canadian within the meaning of the CTA, as the case may be, ("Common Shares") will be made available under this Plan.

2. **Eligibility**

Officers (including a personal holding company of an officer) and employees of WestJet (individually, an "Optionee", and collectively, the "Optionees") will be eligible to participate in the Plan. Non-Employee directors are not eligible for the grant of options under the Plan.

3. **Administration**

The Plan will be administered by the compensation committee of the Board of Directors of WestJet Airlines (the "Board") or, if no compensation committee is appointed, by the Board (the "Administrator") pursuant to rules of procedure fixed by the Board.

4. **Granting of Options**

The Administrator may from time to time grant options ("Options") to purchase Common Shares to the Optionees and fix the number of Common Shares subject to option to each Optionee.

5. **Common Share Maximum**

The maximum number of Common Shares which may be issued under the Plan is 11,583,565 of Common Shares (the "Common Share Maximum"), subject to adjustment as set forth in clause 11, and subject to the following limitations:

<u>Limitations on Reservations of Common Shares</u>

(a) the number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the outstanding Common Shares at any time;

(b) the number of Common Shares, together with all of WestJet Airlines' other previously established or proposed share compensation arrangements, reserved for issuance to Insiders will not exceed 10% of the outstanding Common Shares;

Limitations on Issuances of Common Shares

(c) the number of Common Shares issuable pursuant to the Plan, together with all of WestJet Airlines' other previously established or proposed share compensation arrangements, which may be issued within a one year period will not exceed 10% of the outstanding Common Shares at any time;

(d) the number of Common Shares issuable pursuant to the Plan, together with all of WestJet Airlines' other previously established or proposed share compensation arrangements, which may be issued within a one year period to:

(i) Insiders will not exceed 10% of the outstanding Common Shares at any time; and

(ii) any one Insider's and such Insider's associates will not exceed 5% of the outstanding Common Shares at any time.

For the purpose of this clause: (i) "insider" and "associate" have the meaning set forth in the Toronto Stock Exchange Company Manual; (ii) "Insider" means an insider of WestJet Airlines and any person who is an associate of an insider of WestJet Airlines; and (iii) "outstanding Common Shares" means the issued and outstanding Common Shares on a non-diluted basis provided that for the purposes of (c) and (d) above outstanding Common Shares excludes Common Shares issued within the preceding one-year period under any share compensation arrangement.

The Common Share Maximum may be increased by the Administrator and, if required by the stock exchanges upon which the Common Shares are listed, with the approval of the shareholders of WestJet Airlines.

6. **Expiry Date**

All Options granted pursuant to the Plan will expire on the date (the "Expiry Date") as determined by the Administrator at the date of grant provided that no Option may be exercised beyond five years from the date of grant. In addition and subject to any extended periods prescribed by WestJet's policies then in effect for voluntary or mandatory retirement, all Options will expire no later than 60 days after the Optionee ceases to hold an office or be employed by WestJet or, in the case of an employee of a company providing management function to WestJet, ceases to be employed by such company or such company is no longer retained by WestJet.

If before the expiry of an Option in accordance with the terms thereof an Optionee ceases to be an employee or officer by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal personal representative(s) of the Optionee's estate at any time before the earlier of the Expiry Date or the 60th day following the death of the Optionee. Notwithstanding the foregoing, the Administrator may, in its sole discretion and notwithstanding what is provided in the option agreement in respect of any Options granted, extend the period of time that Options may be exercised following death, provided such period does not extend beyond the Expiry Date of such Options.

If the Expiry Date for any Option falls within a Blackout Period or within ten (10) business days from the expiration of a Blackout Period (such Options to be referred to as "Restricted Options"), the Expiry Date of such Restricted Options shall be extended to the date that is the tenth (10th) business day following the end of the Blackout Period.

For the purposes of this clause, "Blackout Period" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option.

7. **Exercise Price**

The exercise price (the "Exercise Price") of any Option will be fixed by the Administrator when such Option is granted and will be the current market price (the "Current Market Price") which will be equal to the weighted average trading price of the Common Shares on The Toronto Stock Exchange (or if not listed on The Toronto Stock Exchange, then such other stock exchange as the Common Shares may then be listed and as designated by the Board) for the five trading days immediately prior to the date of the grant or, if such Common Shares are not listed on any stock exchange, at fair market value as determined by the Administrator.

8. **Vesting**

The Administrator may, in its sole discretion, determine the time during which options will vest and the method of vesting. Further the Administrator may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of, vesting of Options previously granted.

9. **Exercise/Exchange of Option**

Subject to the provisions of the Plan:

(a) options may be exercised (the "Exercised Options") from time to time, at any time (the "Exercise Date"), by an Optionee's delivery to WestJet Airlines at its head office in Calgary, Alberta or such other place as may be specified by WestJet Airlines of a written exercise specifying the number of Options being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased, or

(b) options may be exchanged (the "Exchanged Options") for a right (the "Substituted Right") to acquire Common Shares in accordance with clause 10 below, from time to time, at any time (the "Exchange Date"), by an Optionee's delivery to WestJet Airlines at its head office in Calgary, Alberta or such other place as may be specified by WestJet Airlines of a written election specifying the number of Options being exchanged. The Options exchanged under this clause 9(b), shall terminate upon such exchange and the Optionee shall cease to have further rights in such Options, or

(c) if a particular Optionee elects under clause 9(a) hereof, WestJet Airlines may, in its sole discretion, require the Optionee to exchange his Options for Substituted Rights.

10. **Settlement of Substituted Right**

An Optionee electing under clause 9(b) or required to elect under clause 9(c) will receive a Substituted Right which will entitle him to acquire on exercise the following number of Common Shares in settlement of the Substituted Right:

$$\text{Number of Common Shares} = \text{Number of Common Shares under the exchanged options} \times \frac{(\text{Current Price} - \text{Exercise Price})}{\text{Current Price}}$$

For the purpose of this clause, "Current Price" means, the closing price of the Common Voting Shares immediately prior to exercise or exchange of the Options.

Following the settlement of the Substituted Right, WestJet Airlines shall cause a certificate representing such Common Shares to be issued in the name of the Optionee (or as the Optionee may direct) to be sent by pre-paid mail or delivered to the Optionee.

11. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards to options granted or to be granted, may be made by the Administrator in its discretion to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by WestJet Airlines or other relevant changes in the capital of WestJet Airlines.

12. Option Agreement

A written agreement will be entered into by WestJet Airlines and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, if any, the Expiry Date and any other terms approved by the Administrator, all in accordance with the provisions of the Plan, including such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over WestJet Airlines.

13. Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (Alberta)), which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may satisfy any obligations to the Optionee in respect of any Options granted by delivering to the Optionee, in Common Shares, the difference between the exercise price of unexercised Options and the Current Market Price of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date. Upon settlement as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

14. Amendment or Discontinuance of Plan

Subject to the restrictions set out in this Section 14, the Administrator may amend or discontinue the Plan at any time without shareholder approval; subject to the approval of any stock exchange on which the Common Shares are listed for trading. Without the prior approval of the shareholders, as may be required by the Exchange, the Administrator may not:

(a) make any amendment to the Plan to increase the number of Common Shares issuable pursuant to the Plan or lower the limitations prescribed by subclauses 5(a) to (d), inclusive;

(b) reduce the exercise price of any outstanding Options;

(c) extend the term of any outstanding Option beyond the original Expiry Date of such Option;

(d) change the eligible participants;

(e) make any amendment to the Plan that would permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee; or

(f) amend this clause 14.

In addition, no amendment to the Plan or Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee under the Plan.

15. **Common Shares Duly Issued**

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement and the issuance of Common Shares thereunder will not require a resolution or approval of the Board.

16. **Non-assignability**

All Options granted pursuant to the Plan will be personal to the Optionee and will not be assignable.

17. **Effective Date**

This Plan is effective from May 1, 2007.

APPENDIX "B"

SELECTED WESTJET GOVERNANCE MATERIALS

B-1 Mandate of the Board of Directors

B-2 Position Description – Chief Executive Officer

B-3 Position Description – President

APPENDIX B-1
WESTJET AIRLINES LTD.
(the "Corporation")

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

A. in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objective(s) of the Corporation;

B. supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objective(s) as defined by the Board;

C. discharge the duties imposed on the Board by applicable laws; and

D. for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1. Require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation's business, which plans must:

    (a) be designed to achieve the Corporation's principal objectives,

    (b) identify the principal strategic and operational opportunities and risks of the Corporation's business, and

    (c) be approved by the Board as a pre-condition to the implementation of such plans;

2. approve the annual operating and capital plans;

3. monitor and review progress towards the achievement of the Corporation's goals established in the strategic, operating and capital plans and to revise and alter its direction through management in light of changing circumstances;

4. identify the principal risks of the Corporation's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

5. approve issuances of additional common shares or other securities to the public;

Management and Organization

6. appoint the CEO and determine the terms of the CEO's employment with the Corporation;

7. in consultation with the CEO, develop a position description for the CEO;

8. evaluate the performance of the CEO at least annually;

9. in consultation with the CEO, establish the limits of management's authority and responsibility in conducting the Corporation's business;

10. ratify the CEO's appointment of all senior officers of the Corporation at the next quarterly meeting of the Board following such appointment, so long as the CEO consults with members of the Board prior to such appointment;

11. receive annually from the CEO the CEO's evaluation of the performance of each senior officer who reports to the CEO;

12. In consultation with the CEO, develop a system under which succession to senior management positions will occur in a timely manner;

13. approve any proposed significant change in the management organization structure of the Corporation;

14. approve all retirement plans for officers and employees of the Corporation;

15. in consultation with the CEO, establish a communications policy for the Corporation;

16. generally provide advice and guidance to management;

Finances and Controls

17. monitor the appropriateness of the Corporation's capital structure;

18. ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

19. in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

20. require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees;

21. require that the CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

22. review and approve material contracts to be entered into by the Corporation;

23. recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as the Corporation's auditors;

24. take all necessary actions to gain reasonable assurance that all financial information made public by the Corporation (including the Corporation's annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation's financial position and performance;

Governance

25. in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board and if the Chairman of the Board is the CEO, a position description of a Lead Director;

26. facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

    (a) selecting nominees for election to the Board,

    (b) appointing a Chairman of the Board who is not a member of management or if that person is a member of management, appointing a Lead Director;

    appointing from amongst the independent directors an audit committee, a compensation committee and such other committees of the Board as the Board deems appropriate,

    defining the mandate of each committee of the Board,

    ensuring that processes are in place and are utilized to assess the size of the Board, the effectiveness of the Chairman of the Board, the Lead Director, the Board as a whole, each committee of the Board and each director,

    review the orientation and education program for new members to the Board to ensure that it is adequate and effective; and

    establishing a system to enable any director to engage an outside adviser at the expense of the Corporation;

27. review annually the adequacy and form of the compensation of directors.

Delegation

The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Meetings

The Board shall meet at least four times per year and/or as deemed appropriate by the Chairman of the Board.

Minutes of each meeting shall be prepared.

The CEO or his designate(s) may be present at all meetings of the Board.

Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Chairman of the Board or the Board.

APPENDIX B-2
WESTJET AIRLINES LTD.
(the "Corporation")

POSITION DESCRIPTION – CHIEF EXECUTIVE OFFICER

The Chief Executive Officer ("CEO") of the Corporation is responsible for the strategic direction of the Corporation and the subsidiaries of the Corporation. The CEO is also responsible to mentor and successfully transition a President to the CEO position on a basis seamless to internal and external stakeholders. In discharging his responsibility, the CEO will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly, ethically and in good faith with a view to the best interests of the Corporation.

In general terms, the CEO will:

A. in conjunction with the President, provide effective leadership to the Corporation and its personnel;

B. mentor the President;

C. in consultation with the Board of Directors ("Board") of the Corporation, define the principal objectives of the Corporation;

D. In conjunction with the President, act as a public spokesperson of the Corporation; and

E. communicate to the Board on a timely basis any material matters affecting WestJet.

The CEO, if a member of the Board, shall not be a member of any committee of the Board, but is invited to attend any meeting except those held in camera, sessions for independent Directors only or whenever specifically determined by the Committee that the meeting should be closed to the CEO.

Without limiting the generality of the foregoing, the CEO will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1. present annually to the Board a long range strategic plan and a short range strategic plan, which plans must:

    (a) be designed to achieve the Corporation's principal objectives;

    (b) identify the principal strategic and operational opportunities and risks of the Corporation's business; and

    (c) be approved by the Board as a pre-condition to the implementation of such plans.

2. provide the Board with regular strategic guidance for the Corporation, including with respect to matters relating to:

    (a) growth initiatives (including mergers, acquisitions, extensive capital development (such as buying aircraft));

    (b) potential changes to current one fleet model to include larger/smaller aircraft;

(c) incorporation of any new subsidiaries;

(d) material changes to the corporate organizational structure;

(e) material changes or issues with P.A.C.T.;

(f) material changes to business model which could impact the predictability of revenue and income;

3. present plans of potential issuances of additional common shares or other securities to the public for approval by the Board;

Mentoring

4. mentor the President on internal and external dynamics such as corporate culture, the Board (on a personal level and the relationships), the specific board governance model, relationships with analysts and institutional investors and relationships with, and requirements of, governmental agencies (CTA, Transport Canada , etc.), industry associations and airport authorities;

Management and Organization

5. in consultation with the Board, establish the limits of management's authority and responsibility in conducting the Corporation's business;

6. advise the Board on the appointment of all officers of the Corporation and approve the terms of each officer's employment with the Corporation;

7. provide the Board or a committee of the Board delegated with responsibility for such matters with an evaluation of the performance of each senior officer who reports to the CEO;

8. be subject to a performance evaluation by the Board at least annually and ensure such evaluation is carried out by the Board or the appropriate committee of the Board delegated with such responsibility;

Finances and Controls

9. in conjunction with the President, steward the Corporation's expenditures within the Board approved budgets;

10. monitor and communicate the appropriateness of the Corporation's capital structure to the Board;

11. ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

12. in consultation with the Board, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

13. take all necessary actions to gain reasonable assurance that all financial information made public by the Corporation (including the Corporation's annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation's financial position and performance;

Disclosure

14. in conjunction with the Corporation's disclosure committee and the Chief Financial Officer, ensure appropriate and timely disclosure of material information;

15. provide required regulatory certifications on a timely basis; and

Management Responsibilities

16. lead the senior management team in:

    (a) annual strategic planning and budgeting;

    (b) quarterly operational reviews and operating metrics based approach;

    (c) semi-annual strategic retreat to ensure that corporate objectives are being met and assess direction and current relevancy of objectives;

17. participate in monthly executive committee meetings regarding strategic plans and P&L performance reviews;

18. meet on a regular (approximately bi-weekly) basis with the President to discuss business plans, targets and forecasts;

Other

19. carry out any other appropriate duties and responsibilities assigned by the Board.

Delegation

The CEO may delegate his duties to and receive reports and recommendations from any officer of the Corporation provided that any such delegation does not relieve him from responsibility to ensure his duties described herein are fulfilled.

APPENDIX B-3
WESTJET AIRLINES LTD.
(the "Corporation")

POSITION DESCRIPTION – PRESIDENT

The President ("President") of the Corporation is responsible for the day-to-day management of the Corporation and the subsidiaries of the Corporation, including safety of operations, employees and guests. In discharging his responsibility, the President will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly, ethically and in good faith with a view to the best interests of the Corporation.

In general terms, the President will:

A. in conjunction with the Chief Executive Officer ("CEO"), provide effective leadership to the Corporation and its personnel;

B. be responsible for the sustainability and institutionalization of WestJet's unique corporate culture;

C. carry out the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objectives as defined from time to time by the CEO and Board;

D. act as a public spokesperson of the Corporation;

E. ensure the Corporation's reputation is held in high regard in the Canadian business community;

F. lead and be responsible for matters relating to safety; and

G. communicate to the Board on a timely basis any material matters affecting WestJet.

The President will report to the CEO and Board.

The President, if a member of the Board, shall not be a member of any committee of the Board, but is invited to attend any meeting except those held in camera, sessions for independent Directors only or whenever specifically determined by the Committee that the meeting should be closed to the President.

Without limiting the generality of the foregoing, the President will perform the following duties:

Strategic Direction and Operating, Capital and Financial Plans

1. lead in, and provide technical support for, the execution of the long range strategic plan and short range strategies plan of the Corporation;

2. identify the principal risks of the Corporation's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

3. monitor the Corporation's progress towards its goals, assess the need to revise and/or alter the management of the Corporation's operations, and keep the Board informed of the Corporation's progress and/or need to alter or revise the operations of the Corporation in light of changing circumstances;

4. analyze the Corporation's operations and markets with a view to enhancing core functions and businesses, the potential of extension of WestJet's network to international destinations and other strategic relationships and alliances;

Management and Organization

5. monitor and communicate overall human resources policies and procedures, including compensation and succession planning, and provide advice on recommended changes from time to time to the Board or to the appropriate committee of the Board delegated with such responsibility;

6. recommend to the Board any proposed significant change in the management organization structure of the Corporation;

7. lead and motivate the team of employees committed to business objectives and understanding of the concept of adding value, including capturing incremental revenue opportunities and developing and utilizing efficient business processes, while maintaining team spirit and a high level of morale through dissemination of corporate strategy, vision and philosophy;

8. be subject to a performance evaluation by the CEO and Board at least annually and ensure such evaluation is carried out by the Board or the appropriate committee of the Board delegated with such responsibility;

9. lead in efforts to enhance brand awareness and market position;

Finances and Controls

10. in conjunction with the CEO, steward the Corporation's expenditures within the Board approved budgets;

11. ensure that the Corporation maintains appropriate systems to manage the risks of the Corporation's business;

12. ensure systems are in place to manage and reduce controllable cost components associated with the business of the Corporation;

13. in consultation with the Board, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

14. institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and personnel;

15. institute, and monitor the maintenance of integrity of internal control and information systems, including maintenance of all required records and documentation and appropriate reporting; and

Other

16. carry out any other appropriate duties and responsibilities assigned by the CEO and Board.

Delegation

The President may delegate his duties to and receive reports and recommendations from any officer of the Corporation provided that any such delegation does not relieve him from responsibility to ensure his duties described herein are fulfilled.

82-34992

WESTJET AIRLINES LTD.

Instrument of Proxy
For 2007 Annual General and Special Meeting of Shareholders

This Instrument of Proxy is solicited on behalf of management of WestJet Airlines Ltd. ("WestJet" or the "Corporation") in connection with the 2007 Annual General and Special Meeting of Shareholders to be held on Tuesday, May 1, 2007 and any adjournments thereof (the "Meeting").

The undersigned holder of Variable Voting Shares of WestJet hereby appoints Clive J. Beddoe, Chairman and Chief Executive Officer and a Director of the Corporation, of the City of Calgary, in the Province of Alberta or, failing him, Sean Durfy, President of the Corporation, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxy of the undersigned, with full powers of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxy's discretion, except as otherwise specified below. **The Variable Voting Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the matters below, will be voted as directed below or, if no direction is given, will be voted in favour of the matter.**

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner:

	FOR	AGAINST
1. An ordinary resolution to set the number of Directors to be elected at the Meeting at ten (10).	☐	☐

2. To vote as a Director:	FOR	WITHHOLD FROM VOTING
Clive J. Beddoe	☐	☐
Hugh Bolton	☐	☐
Brett Godfrey	☐	☐
Ronald G. Greene	☐	☐
Murph N. Hannon	☐	☐
James Homeniuk	☐	☐
Allan W. Jackson	☐	☐
Wilmot L. Mathews	☐	☐
L.M. (Larry) Pollock	☐	☐
Arthur R.A. Scace	☐	☐
3. An ordinary resolution appointing KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation for the ensuing year and the authorization of the directors of the Corporation to fix their remuneration as such.	☐	☐

	FOR	AGAINST
4. An ordinary resolution approving the amendments to the 2003 Stock Option Plan, as described in the Management Proxy Circular of the Corporation dated March 20, 2007 (the "Information Circular").	☐	☐
5. An ordinary resolution approving the 2007 Stock Option Plan, as described in the Information Circular.	☐	☐

	YES	NO
6. **DECLARATION OF STATUS – NON-CANADIAN** The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Status. The undersigned hereby certifies that the shares represented by this Proxy are owned or ***Controlled***[1] by a non-***Canadian***[2].	☐	☐

7. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

The undersigned hereby revokes any Proxies heretofore given.

IF YOU DO NOT COMPLETE THIS DECLARATION[3] OF STATUS OR IT IS DETERMINED BY WESTJET OR ITS TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT THE SHARES REPRESENTED BY THIS PROXY ARE OWNED AND CONTROLLED BY A CANADIAN, THE SHARES REPRESENTED BY THIS PROXY WILL NOT BE TABULATED.

Dated ____________________, 2007

____
(signature of shareholder)

____
(name of shareholder – please print)

[1] See definition of "Control" on the reverse side of this proxy.
[2] See definition of "Canadian" on the reverse side of this proxy.
[3] The requirement for this declaration is pursuant to authority under the articles, by-laws and procedures of WestJet and in furtherance of compliance with applicable laws relating to ownership and control of Canadian licensed air carriers.

INSTRUCTIONS:

1. **Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided above. The person appointed proxy must be present at the Meeting to vote and may be required to certify whether he or she is, or represents, a "non-Canadian".**
2. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
3. This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this proxy is undated, it will be deemed to be dated the date on which it was received on behalf of WestJet.
4. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.
5. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporate Secretary of WestJet Airlines Ltd., c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, fax 1-866-781-3111 (toll free within North America) or (416) 368-2502 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

DEFINITIONS:

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"Canadian" means:

(a) a Canadian citizen (as defined below) or a Permanent resident (as defined below),

(b) a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a) a person who was born in Canada after February 14, 1977;

(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;

(c) a person who has been granted of has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;

(d) a person who was a citizen immediately before February 15, 1977; or

(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) or the former *Canadian Citizenship Act.*

"Permanent resident" means a person who:

(a) has been granted lawful permission to come into Canada to establish permanent residence,

(b) has not become a Canadian citizen, and

(c) has not left or remained outside Canada with the intention of abandoning Canada as that person's place of permanent residence,

(d) or had a deportation order made against him which has not been quashed or stayed; and

(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such person's place of permanent residence.

82-34972

WESTJET AIRLINES LTD.

Instrument of Proxy
For the 2007 Annual General and Special Meeting of Shareholders

This Instrument of Proxy is solicited on behalf of management of WestJet Airlines Ltd. ("WestJet" or the "Corporation") in connection with the 2007 Annual General and Special Meeting of Shareholders to be held on Tuesday, May 1, 2007 and any adjournments thereof (the "Meeting").

The undersigned holder of Common Voting Shares of WestJet hereby appoints Clive J. Beddoe, Chairman, Chief Executive Officer and a Director of the Corporation, of the City of Calgary, in the Province of Alberta or, failing him, Sean Durfy, President of the Corporation, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________, as proxy of the undersigned, with full powers of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxy's discretion, except as otherwise specified below. **The Common Voting Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the matters below, will be voted as directed below or, if no direction is given, will be voted in favour of the matter.**

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner:

	FOR	AGAINST
1. An ordinary resolution to set the number of Directors to be elected at the Meeting at ten (10).	☐	☐

	FOR	WITHHOLD FROM VOTING
2. To vote as a Director:		
Clive J. Beddoe	☐	☐
Hugh Bolton	☐	☐
Brett Godfrey	☐	☐
Ronald G. Greene	☐	☐
Murph N. Hannon	☐	☐
James Homeniuk	☐	☐
Allan W. Jackson	☐	☐
Wilmot L. Mathews	☐	☐
L.M. (Larry) Pollock	☐	☐
Arthur R.A. Scace	☐	☐
3. An ordinary resolution appointing KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation for the ensuing year and the authorization of the directors of the Corporation to fix their remuneration as such.	☐	☐

	FOR	AGAINST
4. An ordinary resolution approving the amendments to the 2003 Stock Option Plan, as described in the Management Proxy Circular of the Corporation dated March 20, 2007 (the "Information Circular").	☐	☐
5. An ordinary resolution approving the 2007 Stock Option Plan, as described in the Information Circular.	☐	☐

	YES	NO
6. **DECLARATION OF STATUS - CANADIAN** The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Status. The undersigned hereby certifies that the shares represented by this Proxy are owned and ***Controlled***[1] by a ***Canadian***[2].	☐	☐

7. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

The undersigned hereby revokes any Proxies heretofore given.

IF YOU DO NOT COMPLETE THE DECLARATION[3] OF STATUS ABOVE OR IT IS DETERMINED BY WESTJET OR ITS TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT THE SHARES REPRESENTED BY THIS PROXY ARE OWNED AND CONTROLLED BY A NON-CANADIAN, THE SHARES REPRESENTED BY THIS PROXY WILL NOT BE TABULATED.

Dated ______________, 2007

____
(signature of shareholder)

____
(name of shareholder – please print)

[1] See definition of "Control" on the reverse side of this proxy.
[2] See definition of "Canadian" on the reverse side of this proxy.
[3] The requirement for this declaration is pursuant to authority under the articles, by-laws and procedures of WestJet and in furtherance of compliance with applicable laws relating to ownership and control of Canadian licensed air carriers.

INSTRUCTIONS:

1. **Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided above. The person appointed proxy must be present at the Meeting to vote and may be required to certify whether he or she is "Canadian".**
2. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
3. This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this proxy is undated, it will be deemed to be dated the date on which it was received on behalf of WestJet.
4. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.
5. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporate Secretary of WestJet Airlines Ltd., c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, fax 1-866-781-3111 (toll free within North America) or (416) 368-2502 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

DEFINITIONS:

"**Control**" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"**Canadian**" means:

(a) a Canadian citizen (as defined below) or a Permanent resident (as defined below),

(b) a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"**Canadian citizen**" means,

(a) a person who was born in Canada after February 14, 1977;

(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;

(c) a person who has been granted of has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;

(d) a person who was a citizen immediately before February 15, 1977; or

(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) or the former *Canadian Citizenship Act*.

"**Permanent resident**" means a person who:

(a) has been granted lawful permission to come into Canada to establish permanent residence,

(b) has not become a Canadian citizen, and

(c) has not left or remained outside Canada with the intention of abandoning Canada as that person's place of permanent residence,

(d) or had a deportation order made against him which has not been quashed or stayed; and

(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such person's place of permanent residence.

82-34992

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

March 30, 2007

British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Ontario Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Registrar of Securities, Prince Edward Island
The Toronto Stock Exchange

Alberta Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs:

RE: WestJet Airlines Ltd.

On March 30, 2007 the following materials were sent, as appropriate, by prepaid mail to registered shareholders of the above-mentioned Company:

1. Notice of Annual General and Special Meeting of Shareholders and Management Proxy Circular
2. Instrument of Proxy
3. 2006 Annual Report
4. Supplemental Return Card
5. Postage Paid Business Reply Envelope

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Amanda Jones
Associate Relationship Manager
(403) 232-2427
Email: amanda_jones@cibcmellon.com

cc: WestJet Airlines Ltd.
Attn: Suzanne Carriere

Burnet Duckworth & Palmer LLP
Attn: Daryl Fridhandler

82-34992

WESTJET

FOR IMMEDIATE RELEASE

WestJet announces its highest March load factor in history

Load factor of 85.2 per cent marks the airline's best March, capping a record first quarter

CALGARY, Alberta. April 4, 2007. WestJet today announced a March load factor of 85.2 per cent – a record high for the month. Results for March include an 18 per cent increase in available seat miles over March last year, demonstrating the airline's continued ability to add capacity and stimulate demand. WestJet's year-to-date load factor of 81.1 per cent marks a record first quarter, a significant achievement in a quarter where capacity increased 19% per cent.

Sean Durfy, WestJet President commented, "These results clearly establish WestJet as a national airline of choice. The past three months of record load factor indicate guests are choosing WestJet and that we are well positioned to successfully continue adding aircraft to our fleet. We have an additional five deliveries for new 737s confirmed before year-end, bringing our 2007 total to seven new aircraft.

"Our record first quarter traffic results show that our unique guest experience delivered by our WestJetters is meaningful for our guests. I would like to thank our people for their efforts throughout the first quarter."

March 2007 Traffic Results

	March 2007	March 2006	Per cent change
Load Factor	85.2 %	81.9 %	3.3 pts.
Available Seat Miles (ASM)	1,195.6 million	1,014.6 million	18%
Revenue Passenger Miles (RPM)	1,018.4 million	831.3 million	23%

	Q1 2007	Q1 2006	Per cent change
Load Factor	81.1 %	79.4 %	1.7 pts.
Available Seat Miles (ASM)	3,449.0 million	2,897.1 million	19%
Revenue Passenger Miles (RPM)	2,797.2 million	2,300.4 million	22%

"Similar to January and February, we are pleased with RASM (revenue per available seat mile) for March, as this key measure, continues to track to expectations," said Sean Durfy. "Our growth, specifically in Eastern Canada, will continue as we begin service into Kitchener-Waterloo, Saint John and Deer Lake starting in May."

This discussion may contain forward-looking statements and are subject to, and may be affected by, numerous risks and uncertainties, some of which are beyond WestJet's control. WestJet's results may differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to these differences include, but are not limited to: changes in government policy, exchange rates, interest rates, disruption of supplies, volatility of fuel prices, terrorism, general economic conditions, the competitive environment and other factors described in WestJet's public reports and filings. Forward-looking statements are subject to change and WestJet does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise.

For additional information, please contact:

Gillian Bentley, Media Relations
Telephone: (403) 444-2615
E-mail: gbentley@westjet.com

April Crane, Investor Communications
Telephone: (403) 444-2254
E-mail: acrane@westjet.com

Website: westjet.com

82-34992

Code of Business Conduct

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AMENDMENT STATUS

AMENDMENT NUMBER	AMENDMENT DATE	ENTERED BY	DATE ENTERED
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ACCOUNTABILITY

This section outlines which people are responsible and accountable for the underlying policy, according to the RACI model. The RACI model is a tool that is used to identify the roles and responsibilities of the people involved in a policy, process or standard.

RACI means:

- Responsible: The person(s) or group(s) that owns the problem / project
- Accountable: The person(s) or group(s) to whom R is accountable - also signs off on the policy or process before it's effective.
- Consulted: The person(s) or group(s) who has information and/or capability required to implement the policy or process
- Informed: The person(s) or group(s) who must be notified of the results of any changes to the policy or process, but whom are not consulted during the change process.

It also includes which people must be consulted when revising this policy, and who must be informed when this policy changes.

Person Responsible:	Director, People
Person Accountable:	Director, People
People / Team(s) Consulted:	Board of Directors
People Informed of this Policy:	All WestJetters

REVIEW REQUIREMENT

A review of this document is required annually, from the date it has been signed (above) or from the last recorded review date as administered by WestJet Publications and Library Services.

TABLE OF CONTENTS

1.0 OBJECTIVE

The purpose of this policy is to ensure WestJet and its employees conduct business in a professional and ethical manner, thereby contributing to the success of the Company.

2.0 AFFECTED POLICIES

Alcohol and Drug Policy

Acceptable Use Policy - IT

Acceptable Internet and Email Use Policy - SCC

Anti-Fraud Policy

Disclosure, Confidentiality and Trading Policy

Employee Privacy Policy

Guaranteed Fair Treatment Policy and Procedure

Information Classification Policy

Internal Donation Requests

Purchasing Policy and Procedures

Respect in the Workplace Policy

WestJet Confidential and Anonymous Hotline Policy

Workplace Violence Protection Policy

3.0 ENABLED PROCESSES

None.

4.0 DEFINITIONS AND ABBREVIATIONS

None.

5.0 POLICY

WestJet's Code of Business Conduct applies to all employees, officers, and members of the Board of Directors of WestJet Airlines Ltd., and its subsidiaries, and related entities. WestJet also has a number of contractors and consultants with whom it works closely. We expect all contractors and consultants to abide by this Code of Business Conduct.

1.0 Our Basic Principles for Conducting Business

- We are responsible to our people, our guests, and all those who interact with us to conduct our business with unwavering integrity.
- Our guests deserve and expect the highest level of respect and courtesy from us.
- It is the duty of every WestJetter to wholly embrace his or her role and obligation to provide safe, friendly, and affordable air travel.
- Every member of the WestJet team is responsible for the success of our airline, and we share the rewards of our success with our people.
- We will continue to be the leading low-fare airline that people will want to work with, customers will want to fly with, and shareholders will want to invest with.
- We are honest, open, and keep our commitments.

- We provide our people with the training and tools they need to do their jobs.
- We take ownership of our guests' needs and listen to their problems with empathy.
- We balance our roles at WestJet with our equally important roles in our families, with our friends, and in our communities.
- We are acutely aware of our responsibility to our shareholders, and we will continue to strive to lower our costs, and propel our profitability.
- We are a great airline, and the foundation from which an even greater airline will grow.
- We are Team WestJet.

2.0 WORKING TOGETHER

2.1 Treating Each Other

WestJet is the leading low-fare airline. People want to work for WestJet because:

- We are positive and passionate about everything we do.
- We take our jobs seriously but not ourselves.
- We embrace change and innovation.
- We are friendly and caring toward our people and guests, and we treat everyone with respect.
- We provide our people with the training and tools they need to do their jobs.
- We celebrate our successes.
- We personify the hard-working "can-do" attitude.
- We are honest, open, and keep our commitments.
- We find solutions.

2.2 Respect for our Community

WestJet strongly believes that it and its employees have a responsibility to the communities in which we live and operate. We always consider the needs of those communities when we make business decisions or decisions about supporting certain community activities. WestJet always complies with local laws and regulations. We encourage our employees to take part in volunteer activities in support of their local communities. Employees should be aware that they are always representing WestJet when interacting with the public.

When possible, WestJet will support selected not-for-profit organizations that meet a compelling need within a community in which WestJet has a business presence and an employee base.

2.3 Dealing with Disputes

Disagreements and disputes happen when people work together. Whenever possible, we encourage you to try to resolve disputes before taking the matter to the next level of management. Treat others with respect; listen to other points of view; examine the relative importance of an issue compared to the potential damage it could cause to a long term working relationship. Simply treating others with respect, and letting them state their point of view can go a long way toward resolving differences. If your attempts to resolve a dispute fail, and the dispute continues to cause you problems, then it is important to seek assistance in resolving it. Contact your Manager, a PACT Representative or someone in People to help you.

Occasionally, you may be concerned about or have an issue with a WestJet Policy or Procedure; perhaps your interpretation of a Policy or Procedure differs from management's interpretation. WestJet recognizes that such concerns should be resolved fairly and equitably within a reasonable time frame to avoid employee relations issues or disruption of WestJet's business. The formal process that has been developed to assist in these situations is called the ***Guaranteed Fair Treatment Policy***. Contact your Manager, a PACT Representative or someone in People to help you with this process.

2.4 Harassment and Discrimination

Discrimination occurs in the workplace when someone is treated differently than others because of his/her race, color, religion, national or ethnic origin, sex, sexual orientation, age, disability, marital status, family status, conviction for which a pardon has been granted, or in retaliation for a complaint made against the employer under Part III of the Canadian Human Rights Act (sometimes called "whistleblowing"). WestJet does not tolerate discrimination because we want to have the most qualified person possible in every job.

Discrimination is not good for our culture and our business, and can limit the effectiveness of the workplace. We expect you to treat your fellow employees equally.

Harassment is a type of discrimination, and is conduct in the workplace that creates an intimidating, threatening, negative, coercive or hostile work environment. Examples of harassment include making discriminatory comments, decisions or actions. It includes such things as offensive ethnic and/or sexually explicit jokes, threats, hazing, and other hostile behavior.

At WestJet, we are committed to providing a safe and respectful work environment for all employees and guests. No-one, whether a WestJet employee, officer, member of the Board of Directors, contractor or member of the public is expected to suffer harassment at WestJet, for any reason at any time. Likewise, no-one at WestJet has the right to harass anyone else, at work or in any situation related to employment, including when representing WestJet at non-work events.

WestJet's ***Respect in the Workplace Policy*** and ***Respect in the Workplace Procedures*** provide a more detailed definition of harassment, your rights and responsibilities, and the procedures for making complaints.

2.5 Drug and Alcohol Use and Illegal Acts

WestJet recognizes that the use of illicit drugs and the inappropriate use of alcohol and medications can adversely affect safety, job performance, the work environment, the well being of others, and can place our operations at risk.

The objective of the ***Alcohol and Drug Policy*** at WestJet is to provide standards and guidelines that reinforce our commitment to providing a safe and healthy workplace, which is free of any negative impacts of alcohol or other drug use. The ***Alcohol and Drug Policy*** is one part of our overall commitment to occupational health and safety.

Some prescription drugs can impair a person's ability to work. You should always ask your doctor about possible prescription side effects and how they may impact job performance. If you have taken a prescription drug and you don't feel right, let your supervisor know and contact your doctor. Don't try to tough it out!

It is your responsibility to report to work fit for duty and to remain fit for duty while on Company business and premises. All WestJetters are expected to:

- perform their job in a safe manner;
- seek advice and follow appropriate treatment if they have a problem;
- support the prevention focus of the ***Alcohol and Drug Policy*** by encouraging co-workers to access assistance before an alcohol or drug problem impacts safety and job performance;
- participate in the testing program as and when required to do so.

If you see a fellow worker who appears to be impaired by drugs or alcohol, please report it as soon as you can to your Manager or to whomever you report. Don't endanger our guests and fellow WestJetters by assuming someone else will take care of it.

Any violation of this policy is grounds for disciplinary action up to, and including, termination. Refer to the ***Alcohol and Drug Policy*** for more detailed guidance.

2.6 Reporting What Doesn't Seem Right

It is always easier to look the other way when a fellow employee is doing something that does not seem right, or when something out of the ordinary happens; however, this is not the WestJet way. We expect you to report inappropriate behavior, such as theft or improper use of WestJet equipment. Some examples of inappropriate behavior include, but are not limited to, the following:

- Working late, you notice a fellow worker loading his or her car with WestJet equipment or parts.
- A fellow worker is placing something unusual onto the aircraft.
- Your computer is behaving in a way it has never behaved before because it could have a virus.
- When you come to work in the morning, you notice that a door or window that should be locked is open.
- Someone you don't know, or who claims to be an Executive or part of the Help Desk, calls you and asks for your password.
- A fellow worker drinks during prohibition period or reports for duty unfit for work.

Employees have several avenues available to report what doesn't seem right, such as: talking to a Supervisor, Manager or Director, contacting a member of People, contacting a PACT Representative or anonymously making a report to the WestJet Confidential and Anonymous Reporting Hotline. See the ***WestJet Confidential and Anonymous Hotline Policy*** for details.

3.0 WESTJET INFORMATION

3.1 The Importance of Protecting WestJet Information

While aircraft, hangars, buildings, office equipment, and spare parts are obvious assets we can all see, information is also an important WestJet asset. We want to encourage a free flow of information within WestJet to ensure job efficiency but certain pieces of information must be specially protected.

WestJet manages information whose disclosure must be carefully controlled. Business and legal requirements dictate that certain information such as employee records, guest information and financial data are protected from unauthorized access, disclosure, or modification. Occasionally, it is necessary to segregate certain

information so that it is only accessible by certain groups of individuals.

This includes information that could be used by competitors to their advantage. Competitors would like to learn as much as they can about us. WestJet identifies certain information that it wants to protect from disclosure to competitors and classifies it as sensitive. For example, if a competitor learned about WestJet's plans to enter a new market at a certain fare, it could harm WestJet by offering a lower fare on that route before we were ready to begin service.

Certain information, including all confidential information, must be controlled by WestJet and disclosed only through official channels. For example WestJet's decision to support a particular charity must not be disclosed by an individual who happens to hear about it, but in an official press release sanctioned by management. WestJet's image is important to its success.

To facilitate the handling of different categories of information, a classification scheme has been developed to establish specific handling standards for each class of information. Refer to the ***Information Classification Policy*** for further details.

The law also requires that WestJet protect the personal information of guests, employees and other individuals whose information we may collect in the course of doing business. The information must be carefully protected from wrongful use or disclosure, and we must take steps to ensure that it is accurate. For more information, refer to section 3.6 below entitled "Privacy" and the ***Employee Privacy Policy***.

We must also protect certain financial information prior to its official public disclosure as this information could be used as 'insider information' to gain an unfair financial advantage. Not only is insider-trading grounds for dismissal, but also the knowing use of insider information is illegal. For more information, refer to section 3.7 entitled "Insider Trading and Tipping" and the ***Disclosure, Confidentiality and Trading Policy***. You should also refrain from talking about undisclosed information about the company to friends and family members.

WestJet's computers, networks and systems, including email and the ability to access the Internet and the World Wide Web, are the property of WestJet and are provided for business purposes. All use of our systems is subject to our policies. There are many ways in which our systems can be misused or WestJet's information or security compromised, causing risk to WestJet and to others connected to or using our systems. While some limited personal use is permitted, there is no expectation of privacy in the use of email or the Internet with our systems and individuals should exercise good judgment and not use our systems to transmit or disclose their personal information except for business purposes. Deliberate misuse of our systems may be grounds for dismissal and may be subject to legal action. WestJet reserves the right to monitor use of our systems, to investigate breaches of WestJet policies, and, in appropriate cases, to review logs of online activity or copies of communications, including email messages. For more information, refer to the ***Acceptable Use Policy - IT, the Acceptable Internet and Email Use Policy - SCC,*** and ***the Employee Privacy Policy***.

3.2 When is Information WestJet-Internal?

Refer to the ***Information Classification Policy*** for specific details regarding WestJet-Internal information. Examples of situations involving information classified as WestJet-Internal are as follows:

- Policies, Guidelines, etc.

WestJet does not publish its internal policies and procedures, like the procedures for dealing with unruly guests, publicly. This information is used only within WestJet to support business processes and is not to be disclosed outside of WestJet.

3.3 When is Information WestJet-Confidential?

Refer to the ***Information Classification Policy*** for specific details regarding WestJet-Confidential information. Examples of situations involving information classified as WestJet-Confidential are as follows:

- Personal information that can be associated with an individual.

  If a guest requires a wheelchair upon arrival and the request is added to that guest's PNR, the information is Confidential because it is associated with the guest's name. The fact that a wheelchair is needed at a particular gate is not, by itself, Confidential information. Any demographic information about a person (age, marital status, and so forth) which is associated with a person's name or some other identifier like a social insurance number is classified as WestJet-Confidential. If the information is anonymously used in the form of aggregate statistics (i.e. "35% of our guests are between the ages of 18 and 35.") it is not WestJet-Confidential.

- Financial Information

  Information classified as WestJet-Confidential is used internally by WestJet and is commercially sensitive, privileged and/or non-public. This includes information whose disclosure would cause material harm to WestJet, like quarterly or year-end financial results that have not yet been publicly disclosed.

3.4 When is Information WestJet-Restricted?

This is information of the most sensitive nature. Refer to the ***Information Classification Policy*** for specific details regarding WestJet-Restricted information. Examples of situations involving information classified as WestJet-Restricted are as follows:

- Commercially Sensitive Information

  If WestJet is conducting some marketing analysis to determine a possible new route or a new destination or an increase or decrease in route frequency, the leakage of this information would be very harmful to growing our business. WestJetters working with this information must be extremely vigilant in protecting it from unauthorized access.

- Specially-Protection Information

  If WestJet is involved with a law suit, any information related to strategy or legal action is considered restricted information. If the information leaked outside of WestJet, it may prove harmful to the legal strategy and ultimately to the Company as a whole.

WestJet-Restricted, WestJet-Confidential and WestJet-Internal information can take on any form including, but not limited to, hardcopy documents such as memos and letters as well as information in electronic form such as spreadsheets, computer programs, emails, display screens, computer tapes, CDs and diskettes.

3.5 How to Handle Sensitive WestJet-Restricted or WestJet-Confidential Information

Refer to the ***Information Classification Policy*** for specific details on how to work with and restrict WestJet-Restricted and WestJet-Confidential Information. At minimum, such information should be handled as follows:

- Label information as "WestJet-Internal", "WestJet-Confidential" or "WestJet-Restricted" by, for instance, attaching a label to the document, using a header or footer, a stamp or add as part of a signature on an email.
- Lock up the information when it is not in use for more than a few minutes.
- Ensure that paper documents are securely shredded; never deposit Restricted or Confidential in the trash or in an insecure recycling bin.
- Do not transmit information over the Internet without protection.
- Consult with the IT Department to properly protect information.
- Always obtain permission from the Data Owner to take Restricted or Confidential information outside of WestJet premises. Refer to ***Information Classification Policy*** for more details on the Data Owner role.
- Never disclose Restricted or Confidential information to anyone not authorized to access it or be told about it. This obligation to not disclose Restricted and Confidential information continues even after your termination of employment or working relationship with WestJet terminates and for so long as the information remains Restricted or Confidential.

3.6 How to Handle Sensitive or Confidential Information from Others

Occasionally, people from other companies or organizations wish to share what they characterize as privileged or confidential information. There are many legal dangers in accepting such information without proper agreements in place. For that reason, any such offers of information should include WestJet's Legal Department so that they may write a non-disclosure agreement that protects both parties.

3.7 Non-Disclosure Agreements

It may sometimes be necessary to share information classified as WestJet-Confidential or even WestJet-Restricted with outside parties that have been retained by WestJet, such as consultants or outside parties with whom we are considering doing business. If this is necessary, the outside party must always sign a non-disclosure agreement in which the outside party promises not to disclose the information to third parties or other outsiders or to individuals in his/her organization not involved.

3.8 Privacy

Protecting the privacy of our guests, employees and other individuals is an important courtesy that they appreciate. In Canada, it is also the law. The Personal Information Protection and Electronic Documents Act (PIPEDA) was designed to ensure that companies storing and managing personal information (whether electronically or in paper form) responsibly collect, use and disclose it in accordance with PIPEDA. Refer to the "Your Policy" link on www.westjet.com for details about WestJet's commitment to maintaining the privacy of our guests' personal information. Refer to the ***Employee Privacy Policy*** for details regarding WestJet's commitment to maintaining the privacy of WestJetter information.

The following points outline WestJet's commitment to maintaining privacy subject to certain legal exceptions:

- When collecting information about a guest, we are obligated to tell him/her why we collect that information. If we then want to use the information for other reasons, we must notify the guest and request his/her approval.
- Information about an employee or a guest cannot be disclosed to others without his/her permission. For example, you would be breaking the law if you provided a non-WestJetter with a list of names, addresses, and telephone numbers of guests who frequently traveled between Calgary and Edmonton without each guest's explicit approval. Personal information about an employee must not be disclosed.
- Personal information about an employee shall not be disclosed to anyone without the employee's knowledge and permission.
- An employee or guest has the right to view his/her personal information that we have collected and can request changes if it is not accurate or up to date.

Personal information that WestJet stores and manages must be strongly protected. The personal information of employees and guests must be kept so that only authorized persons can access it. Paper files containing personal information must be kept in a restricted area and locked up at night. IT has a special responsibility to carefully protect computer data from unauthorized access.

It is important that you are sensitive about disclosing personal information and that you are willing to explain why we collect and disclose sensitive information.

3.9 Insider Trading and Tipping

Insider trading is the buying or selling of a security (stocks) when you have certain significant confidential information about the company whose securities you are trading. Closely related to the concept of insider trading is that of "tipping" which is the sharing of significant inside information with another individual. Insider trading and tipping are illegal and are also against WestJet's corporate policy.

The purpose of insider trading laws is to protect the integrity of financial markets. If insiders unloaded their stock on an unsuspecting public whenever something negative was about to happen in a company, the stock markets would suffer a crisis of confidence, and people would stop investing in stock.

The fact that you work for WestJet does not automatically make you an insider. Not all employees at WestJet have access to inside information. The definition of inside information includes the concept that it must be significant enough to affect the stock price. Because defining what constitutes "insider trading" can be difficult to determine, contact the WestJet Legal Department with any questions regarding the possession of information and trading of securities.

The ***Disclosure, Confidentiality and Trading Policy*** of WestJet describes the procedures that individuals must follow when trading WestJet stock. For example, the policy prohibits "Restricted Persons" from trading in WestJet stock in certain circumstances. Restricted Persons is defined in the policy as: as executives, vice-presidents, and members of the Board of Directors of WestJet, and employees of WestJet who are routinely in possession of undisclosed material information. Undisclosed material information is information relating to the business or affairs of WestJet that has not been publicly disclosed, or if disclosed, a reasonable period of time for its dissemination has not passed, and the information could significantly

affect WestJet's stock price.

A WestJet employee who is involved in preparing WestJet's financial statements is an example of a person who is routinely in possession of undisclosed material information and thus, would be considered a Restricted Person and must follow the procedures in the ***Disclosure, Confidentiality and Trading Policy***. The procedures also apply to any WestJet employees who do not fit the definition of a "Restricted Person", but who may become aware of undisclosed material information.

There is a general prohibition on Restricted Persons and WestJet employees from trading in WestJet stock when they are aware of undisclosed material information. As well, Restricted Persons are prohibited from trading in WestJet stock whenever there is a proposed transaction pertaining to WestJet that would constitute material information, but a final decision on the transaction has not been made.

Restricted Persons and WestJet employees, who may be aware of undisclosed material information, must observe a Blackout Period and not trade in WestJet stock prior to, and for a reasonable time after, the material information has been disclosed to the public. The length of the Blackout period will be determined by the policy. Refer to the ***Disclosure, Confidentiality and Trading Policy*** for further details on trading restrictions and Blackout Periods. Each WestJet employee is responsible for his/her own actions when trading securities. The following points outline WestJet's best practices concerning trading of WestJet stock:

- Always use WestJet-approved procedures for buying or selling WestJet stock.
- Never disclose significant WestJet information to closed meetings of stock analysts or in chat rooms; these situations can be interpreted as a form of tipping.
- Only persons specifically designated by management may speak on behalf of WestJet (see section 3.10 concerning News about WestJet).
- WestJet employees, officers, and members of the Board of Directors must comply with WestJet's ***Disclosure, Confidentiality and Trading Policy***.
- WestJet must ensure that its website always contains accurate and up to date information relevant to shareholders.
- WestJet should generally make no comment in response to market rumors.
- WestJet must designate a person who monitors all trading activities by insiders.

3.10 News about WestJet

Information distributed to public sources such as television, newspapers, and magazines must be consistent with WestJet communications policies and the law. It is extremely important that only persons designated by management communicate with the public. Undesignated employees must never provide information about WestJet to reporters or other representatives of the media. If you are contacted or questioned, always refer members of the media to WestJet's Director of Public Relations and Communications.

All information posted on WestJet's website is to be approved by the Marketing Department. If you are concerned about the accuracy of the website's information, if it is not grammatically sound, or has some other problem, contact the Marketing Department directly to discuss and/or correct the problem.

You must never disclose confidential, restricted, insider or otherwise non-public information about WestJet in Internet chat rooms, bulletin boards, mailing lists, or other limited on-line forums. Not only does this violate WestJet's Code of Business Conduct, but law enforcement officials may also construe it as "tipping" which is illegal.

3.11 Lawsuits and Disputes

If you are ever served with documents related to a lawsuit, or given any other legal documents pertaining to WestJet, including any documents where you or another WestJet employee is named and WestJet is not named, but relates to you or another employee's work at WestJet, you shall immediately contact the Legal Department and then forward the documents to the Legal Department at the Head Office in Calgary, Alberta.

Do not discuss the particulars of a lawsuit or other legal action about which you have knowledge without the prior approval of the Legal Department. You should never throw out, shred, or otherwise discard or destroy papers, electronic documents, or other evidence related to any legal action without the explicit written direction of the Legal Department.

4.0 WESTJET ASSETS

4.1 What Are WestJet Assets?

Assets include everything that WestJet owns, such as buildings, office equipment, aircraft, spare parts, runway equipment, computers, furniture, etc. As discussed in section 3 above, information is also an important WestJet asset but this section covers standards of business conduct related to non-information assets. All WestJet employees and contractors must use WestJet assets responsibly and in such a way that is consistent with the business needs of WestJet. Each employee must take reasonable steps to protect WestJet assets and report instances of abuse, theft, or destruction of these assets.

4.2 Personal Use of WestJet Assets

WestJet has many assets that could be used for personal business. Examples include copiers, telephones, and computers. We do allow occasional and infrequent use of assets such as the telephone, photocopier, fax machine for personal use but this privilege must not be abused. Examples of acceptable personal uses include:

- making a small number of short local telephone calls per day to a friend, family member, doctor, or the like
- making a personal long distance call ONLY in an emergency
- sending and receiving a small number of personal email messages on WestJet computers (Note: if personal emails become excessive, IT reserves the right to block such email.)
- making one or two photocopies on an infrequent basis

You may not use WestJet resources for the purposes of transmitting or viewing objectionable material like sexually explicit images or messages, offensive messages, solicitations, chain letters, harassing messages, or threats. Such behavior is serious misconduct and may lead to disciplinary action up to and including termination of employment, and depending upon the circumstances, termination of employment for just cause.

Certain assets may require more restrictive controls than those described in this

section, and if that is the case, you must comply with those controls.

There is no expectation of privacy in the personal use of WestJet assets. Authorized personnel may open and read email, electronic messages and any data stored on a WestJet computer used by you at any time. This includes any emails that were deleted but which remain in our data storage systems. As a condition of continued employment, you may be required to provide passwords or remove other protections on computer files if asked to do so by authorized personnel and/or management. WestJet may also find it necessary, as a part of an investigation, to open locked desks, file cabinets, or lockers without prior notice. However, these are not arbitrary actions and occur only with good reason.

4.3 Business and Accounting Practices

You must comply with generally accepted accounting practices for Canada and shall execute all transactions in accordance with all WestJet policies and procedures.

WestJet employees shall NOT do the following:

- establish any undisclosed or unrecorded WestJet fund for any purpose;
- make false or misleading entries in WestJet's books for any reason;
- make any payments without adequate supporting documentation that supports the purpose of the payment;
- access WestJet funds or assets without proper and specific authorization.

The Corruption of Foreign Public Officials Act prohibits bribing foreign public officials to gain an advantage in business. A foreign public official is a person holding one of three types of jobs: a government position; a position on a board, commission, or corporation that acts for a country; or an official in a public international organization involving two or more countries. The types of bribes that are illegal include, but are not limited to, loans, rewards, advantages, or benefits of any kind.

If circumstances arise that may be considered bribing, please contact your supervisor, Manager or the Legal Department. Also, you may access the WestJet Confidential and Anonymous Hotline to report activity that may be considered bribing.

4.4 Political Contributions

You are entitled to support the political party of your choice using your own funds, however, in no circumstances are you entitled to associate WestJet with your activities or donations. For example, do not use WestJet letterhead when submitting a donation.

4.5 Lobbying

"Lobbying" is any contact regarding WestJet's business with elected or public service officials of government at any level (i.e. municipal, provincial/state, or federal), other than for simple information requests. You must comply with any applicable laws relating to any lobbying activity. Prior to contacting government officials, you should discuss with your supervisor any applicable requirements or limitations.

4.6 Gifts and Entertainment Given in the Course of Business

Always exercise caution when giving gifts, entertainment, or other incentives to suppliers or customers. Employees shall comply with the following:

- The Competition Act prohibits illegal trade practices. This includes giving particular suppliers advantages that WestJet does not give to other competing

suppliers. Therefore, do not pay commissions or provide promotional incentives to suppliers or customers unless they are a part of a WestJet-approved incentive program. Illegal trade practices are criminal offences.

- WestJet management may provide business entertainment such as meals, sporting events, and the like, but only if someone from WestJet management is in attendance.
- You may provide promotional items of nominal value.
- Consider the frequency and appropriateness of entertainment activities. For example, occasionally taking a business associate to lunch at a location nearby is appropriate, but providing lavish weekly entertainment at a casino is not.

All gifts of more than nominal value, incentives, and entertainment provided by WestJet should meet the following criteria:

- they cannot be construed as bribes or kickbacks
- they meet generally accepted ethical standards
- they do not violate any law or regulation
- they could stand the scrutiny of public disclosure

Refer to section 4.3 "Business and Accounting Practices" for further details related to incentives and foreign public officials. Refer to section 5.5 "Receiving Gifts and Entertainment" for details related to the receipt of business incentives.

4.7 Copyright Compliance

Copyright laws protect the creators of software, books, articles, paintings, photographs, videos, music, and other such items from copying for commercial or some other purposes. WestJet complies with copyright laws and requires all WestJetters to do so as well.

You are responsible for complying with copyright laws related to software installed on a desktop computer assigned to you. That means you must not make unauthorized copies of software or install software that has not been verified as being in compliance with copyright law.

You must not use WestJet resources to participate in music, video, or other file sharing services that violate copyrights. You must also take care to comply with copyrights on books, training materials, and other such items on paper. These items generally may not be copied in full without the permission of the copyright holder. If you wish to copy portions, ensure that you have the appropriate permission.

4.8 WestJet's Trademarks

WestJet's trademarks are also WestJet assets. WestJet's trademarks include the term "WestJet", WestJet logos, and tag lines. You must not use WestJet's trademarks outside of your employment with WestJet unless such use is approved by the Director of Communications and Public Relations.

4.9 WestJet's Intellectual Property and Reputation

WestJet protects its Intellectual Property rights and reputation. You must not use or publish any WestJet material that is subject to copyright for any purpose unrelated to your work with WestJet. WestJet's trade-marks are not to be used for any purpose other than in association with WestJet's business. This includes use of WestJet's

copyrighted material or trade-marks on the Internet, including on websites, chat rooms or in "blogs". Any such use or publication of material subject to WestJet's Intellectual Property rights may be illegal and may lead to disciplinary (up to and including termination of employment for just cause) and legal action.

WestJet strives to maintain its image and reputation with the public. While WestJet supports your right to express yourself publicly, including on the Internet, there are situations where your doing so may affect WestJet negatively or be contrary to the content and spirit of our marketing efforts. WestJetters should keep in mind that materials on the Internet can be seen by anyone anywhere in the world, and may be copied and forwarded easily. Publishing or posting material on the Internet that damages or negatively impacts WestJet's reputation or image is not permitted. The following are some examples of prohibited conduct, occurring either offline or online, including on websites, chat rooms, bulletin boards, newsgroups, blogs, or similar media:

- using WestJet's name or trade-marks in connection with illegal, offensive or sexually oriented images or photographs,
- making any comments or statements about our customers,
- making or publishing statements of an illegal, negative, defamatory, offensive or sexually oriented nature in association with WestJet's name or trade-marks, or
- stating that you are a WestJet employee, or making it apparent that you are an employee because of your uniform or nametag, in association with illegal, negative, offensive or sexually oriented materials or images, or materials that place WestJet in a bad light, such as photographs of WestJet employees behaving badly, being inappropriate, or engaging in misconduct,
- generally, posting or publishing images of yourself or other WestJetters in uniform or with visible name tags, or otherwise identifying you or others as WestJetters in online publications or messages will not be acceptable without first obtaining permission from the Marketing Department.

5.0 CONFLICT OF INTEREST

5.1 What is a Conflict of Interest?

Members of the Board of Directors, Officers and employees of WestJet have an obligation to the Company to further its goals and to work on behalf of its best interests. Any actions or decisions that could result in improving your own personal interest or monetary gain while at the same time hurting WestJet's interest or otherwise adversely affecting WestJet, is a conflict of interest. Similarly, any activity conducted while on duty which does not result in a benefit to WestJet may also be a conflict of interest. Refer to the ***Disclosure, Confidentiality and Trading Policy*** and the ***Purchasing Policy and Procedures*** for further details regarding conflict of interest.

The following sections describe a number of different kinds of situations where the potential for a conflict of interest may arise.

5.2 Outside Employment and Consulting Work

WestJet does not always prohibit outside employment or consulting work, but you cannot participate in outside work that results in divided loyalties. This applies to WestJetters that are employees, contractors and consultants except in the course of normal business. To determine if divided loyalties are a possibility, consider the

following questions:

- Could the outside work provide an incentive to make decisions or to take actions while performing your WestJet job that would be unfair or detrimental to WestJet?
- Could the appearance of improper influence be possible if you took the outside employment?

The following are examples of employment outside of WestJet that is prohibited:

- working as a consultant to one department of WestJet while being employed by another;
- working for any supplier to WestJet that could result in divided loyalties;
- performing activities that support or promote a competitor. For example, a WestJetter could not work for an advertising agency writing promotional materials for another airline;
- working as a travel agent, either independently or for an agency;
- working at any job that interferes with your personal performance or time requirements of your WestJet position.

Another form of potentially prohibited employment outside of WestJet is employment with a competitor (such as another airline), either as an employee or as a consultant. Such employment or potential employment must be disclosed to the Performance Management team in the People Department who will assess, based in part on consideration of the questions above, whether such employment is prohibited.

5.3 Volunteer Activities

WestJet strongly supports its employees' volunteer work with charitable, professional, and community organizations. However, all volunteer work must be performed outside the employee's working hours at WestJet and must not present a conflict of interest. The following are some examples of prohibited situations relating to volunteer work:

- An employee may not participate in WestJet decisions about charities for which he/she volunteers personal time.
- An employee may not advocate that charity's interest within WestJet without disclosing his/her relationship to it.
- An employee cannot allow any organization for which he/she volunteers to use WestJet's name or any WestJet trademarks without the prior approval from the Director of Communications and Public Relations.
- Unless an employee has received explicit permission from management, he/ she may not solicit employees or guests on WestJet premises, or at airports.

5.4 Personal Benefit from WestJet Business

There is always the potential for a conflict of interest when personal benefit from a business situation is involved. In most cases, you should receive no additional benefit from a business transaction beyond your WestJet compensation. The following are some examples of situations where personal benefit conflicts might occur:

- receiving commissions from suppliers for purchasing their products for WestJet use (refer to the Receiving Gifts and Entertainment section for further details);
- taking advantage of inside information for personal gain (i.e. renting space in a building in which WestJet intended to rent space and then trying to sublease it to WestJet at a profit);
- participating in purchasing decisions without disclosing that a relative or close friend is associated with a supplier.

5.5 Receiving Gifts and Entertainment

Decisions made on behalf of WestJet must be free from personal influence. Accepting gifts and entertainment from suppliers, customers, business partners, or others can create a sense of obligation, or give the impression that an obligation has been created. For that reason, you must exercise great caution when you are offered any kind of a gift, promotional item, invitation to dinner or sporting event, or the like. Caution must also be applied if gifts are offered to spouses or partners of WestJet employees.

As a general rule, you should never accept monetary gifts or loans of any amount. Refer to WestJet's ***Purchasing Policies and Procedures*** for further details.

You may, however, accept promotional items and gifts, which do not go beyond the common courtesies usually associated with accepted business practices. You may also accept reasonable business meals and attendance at entertainment events as long as a representative of the supplier/customer/business partner is in attendance with you.

You may receive an offer to cover travel expenses for a trip. Prior to acceptance, you must receive approval from your Manager or Director. Refer to the ***Purchasing Policy and Procedures*** for further details.

There may be times when the acceptance of a gift of larger value is mandated by local custom. In such situations, you should accept the gift on behalf of WestJet and then turn it over to your Manager or Director who will then determine its appropriate disposition. WestJet may display the item, use it, or donate it to charity as dictated by the situation.

Business conditions may require that certain departments of WestJet impose more restrictive limitations on the acceptance of gifts and entertainment. The standards of conduct in this section cannot, however, be superseded by less restrictive departmental standards.

If you are unsure about a situation concerning the offer of a gift as discussed in this section, please contact your Manager or Director to determine the proper course of action.

5.6 Investment in Other Businesses

You should avoid creating divided loyalties or the appearance of divided loyalties in your personal investment decisions. This issue is most likely to occur if you invest a significant amount of money in either a WestJet supplier or competitor and you are in a position to influence WestJet decisions that could effect your investments.

The following are examples of a conflict in interest involving the investment in other businesses:

- you have the authority to purchase items from a company in which you are heavily invested;
- you have influence over the choice of new routes and recommend against entering a market that is already very profitable to a competitor in whose stock you are heavily invested.

If you are not in a position to influence WestJet decisions, or if the amount of your investment in a supplier or competitor is small in comparison to your total savings and investments, then a conflict of interest is very unlikely.

5.7 Outside Directorships

The following restrictions apply to WestJet employees, officers, or members of the Board of Directors in relation to membership on the Board of Directors of another organization:

- Outside directorships must be disclosed to the People Department, and upon review by the People Department, may require approval of the CEO.
- You may not serve on the Board of Directors of a competitor.
- You may not serve on the Board of Directors of an organization that promotes the interests of a competitor without the approval of the WestJet Board of Directors.
- If, as a member of the Board of Directors of another organization, you encounter a situation where your role as a director may be in conflict with WestJet's interests, you must withdraw from that situation or resign the directorship.

5.8 The Need for Disclosure of Potential Conflicts of Interest

You do not need to report every outside activity or investment but are encouraged to carefully examine such activities for the possibility of a conflict of interest, or even the appearance of a conflict of interest. If there is any possibility that an outside activity or investment might be a conflict of interest, as has been defined above, you must promptly report it in writing to your Manager or Director.

If WestJet determines that there is no conflict of interest, then you will be so notified and advised. However, you still have an obligation to report any significant changes in the situation. If WestJet determines that there is a conflict of interest, you will receive written instructions detailing the specific steps you must take to resolve the conflict of interest. Again, you still have an obligation to report significant changes in the situation.

6.0 WESTJET'S COMPETITORS

6.1 Contacts with Competitors

WestJet must never make agreements with competitors that set prices, divide up markets, or otherwise restrict free trade. Agreements of this kind are likely to be illegal and are not in the best interests of WestJet.

If you must have contact with persons working for a competitor, you must be careful to avoid disclosing any sensitive information or discussing fares and future plans. It is best to involve the Legal Department if there is a business need to have any contact with someone working for a competitor.

6.2 Obtaining Competitive Information

You may obtain and use information about a competitor that is in the public domain or that can be obtained by legal means. Authorized WestJetters may also hire someone to gather competitive information by legal means, however, the following are not permitted by any WestJetter:

- Corporate espionage actions such as using listening devices, gaining access to buildings by subterfuge, buying information from competitors' employees, hacking employee computer systems, and the like. WestJet employees may not perform such acts of corporate espionage, nor may they hire others to perform such acts.
- Contracting a consultant, lawyer, auditor, or other contracted worker who has worked at a competitor with the intention of gathering sensitive information that was shared with that person during the course of his/her work with the competitor.
- Misrepresenting oneself to gain access to competitor information (i.e. pretending to be a reporter or a repairman).
- Requesting information otherwise unavailable from business partners, suppliers, and others who may have access to sensitive information about competitors.

7.0 GUESTS AND SUPPLIERS

7.1 How We Treat Our Guests

WestJet wants to stand out from other airlines by treating our guests in a way that will wow, surprise, and amaze them. We do that by:

- making eye contact
- smiling
- thanking our guests for choosing WestJet
- taking ownership of our guests' needs and problems with empathy
- treating all our people like our guests
- wearing our name tags
- making great announcements
- treating our guests' possessions with care
- being up-to-date on all Company information
- calling our guests by name
- making the WestJet experience fun and friendly
- boarding our guests with a sense of urgency
- apologizing when we make a mistake

WestJet takes safety very seriously; it is the single most important thing we think about and strive for every minute of our time spent on duty. Every WestJetter must always remember that when safety is weighed against some other factor like speed, convenience, or cost, safety ALWAYS wins.

7.2 Selection of Suppliers

It is in WestJet's best interests to select suppliers based on the merits of their offerings. This can mean more than just the lowest price; suppliers are selected based on several criteria including technological capabilities and compatibilities, quality of product, responsiveness, delivery capability, financial stability, etc. You should never select suppliers because of personal favors or advantages that they may offer you and should avoid the appearance of such favoritism.

All suppliers are to be treated equally and provided with the same information so that you can compare their offerings fairly. Remember, treating competing suppliers differently could be an "illegal trade practice" under the Competition Act. You should answer their questions as best you can, and if in answering a question for one supplier you provide new information, you should distribute that information to the other suppliers to ensure that they can all give WestJet the best possible bid. Refer to the ***Purchasing Policy and Procedures*** for further details.

7.3 Formal Bidding

Whenever suppliers are invited to participate in a formal bid, WestJetters in the Purchasing Department follow the procedures provided to them. All answers to questions from suppliers are distributed to all other participants in the bidding process, or all answers are provided in a bidders' conference. Deadlines are honored and the conditions for extensions are specified at the beginning of the process.

Refer to the ***Purchasing Policy and Procedures*** for further details.

7.4 Information from Suppliers

As stated in section 3.6 "How to Handle Sensitive or Confidential Information from Others", employees should not accept information from a supplier that is sensitive without a non-disclosure agreement. Send suppliers to the Legal Department to execute such an agreement. Supplier prices are not considered sensitive information and do not require a non-disclosure agreement unless the supplier insists upon it.

Pricing information may be shared freely within WestJet. It is, however, sound ethical practice to not share the pricing information of one supplier with another supplier. Doing so has business repercussions because it may discourage suppliers from bidding, or may result in the offering of higher prices than they may have offered if they trusted that their prices would not be disclosed to competitors.

Refer to the ***Purchasing Policy and Procedures*** for further details.

7.5 Providing References for Suppliers

WestJet requires that our suppliers not use WestJet's name, logo or trademarks in their advertising, promotions or press releases without the approval of the Director of Communications and Public Relations.

WestJet is happy to provide one-on-one references to other prospective customers of a supplier; references are always truthful and factual regarding the product or service provided. WestJet does not provide pricing information to anyone seeking a reference about a supplier.

82-34992

Notice of Annual General and Special Meeting of Shareholders

SHAREHOLDERS OF WESTJET AIRLINES LTD.

The Annual General and Special Meeting (the "Meeting") of holders of common voting shares ("Common Voting Shares") and variable voting shares ("Variable Voting Shares") (Common Voting Shares and Variable Voting Shares, collectively the "Voting Shares") of WestJet Airlines Ltd. ("WestJet" or the "Corporation") will be held at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, T2E 8X7 Calgary, Alberta on Tuesday, May 1, 2007 at 2:00 p.m. (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation for the year ended December 31, 2006, the auditors' report thereon and the report of the Board of Directors;

2. To fix the number of Directors to be elected at the Meeting at ten (10);

3. To elect Directors;

4. To appoint auditors and to authorize the Directors to set their remuneration;

5. To consider, and if thought appropriate, to approve by ordinary resolution the Amendment to the 2003 Stock Option Plan, as more particularly described in the Management Proxy Circular dated March 20, 2007 (the "Information Circular");

6. To consider, and if thought appropriate, to approve by ordinary resolution the 2007 Stock Option Plan, as more particularly described in the Information Circular; and

7. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

It is important to us at WestJet that you exercise your vote at the Meeting. If you are unable to attend the Meeting in person please date and sign the enclosed Instrument of Proxy and mail it to or deposit it with the Corporate Secretary of the Corporation, c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, fax 1-866-781-3111 (toll free within North America) or (416) 368-2502. In order to be valid and acted upon at the Meeting, Instruments of Proxy must be returned not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

Our Board of Directors has fixed the record date for the Meeting at the close of business on March 20, 2007 (the "Record Date"). Only shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Voting Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his or her Voting Shares after the Record Date and the transferee of those Voting Shares establishes that he or she owns the Voting Shares and demands, not later than 10 days before the Meeting, that their name be included in the list of Shareholders entitled to vote at the Meeting, in which case that transferee shall be entitled to vote their Voting Shares at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Shawn E. Christensen
Corporate Secretary

Calgary, Alberta, Canada
March 20, 2007

END